UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549
_______________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 18, 2006

COMMISSION FILE NUMBER 5-59311

_______________

DIALOG SEMICONDUCTOR PLC
(Translation of registrant’s name into English)

_______________

Neue Strasse 95
D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive office)

_______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Part 1 Press Release of Dialog Semiconductor Plc dated May 18, 2006:
  ” Dialog Semiconductor reports first quarter 2006 results ”

Part 2 Interim Report as of March 31, 2006

Part 3 Annual Report 2005

Part 4 SIGNATURES

Part 1 Dialog Semiconductor reports first quarter 2006 results

Financial performance

•Revenue EUR 27.7 million up from EUR 18.6 million in Q1 2005

•Operating loss of EUR 0.8 million includes a write-down of display driver inventories of EUR 0.9 million

•Net loss of EUR 2.7 million includes losses from the discontinued Imaging division totalling EUR 1.7 million

•Cash and securities balance of EUR 35.2 million

Operational performance

•Display driver - focus now on value-added end of market

•Recent progress with transition of Dialog business for 2007 and beyond:

○Multiple design wins for Application specific power management chips for modem cards

○New 3G cell phone platform wins for power management ICs

○New Advanced display driver development contracts

•2006 outcome will be negatively impacted by accelerated customer shift from 2G to 3G products

Kirchheim/Teck, Germany, 18 May 2006 – Dialog Semiconductor Plc (FWB: DLG, Nasdaq: DLGS), a leading provider of power management semiconductor solutions, announces its results for the quarter ended 31 March 2006.

Revenues increased to EUR 27.7 million, from EUR 18.6 million in Q1 2005. Operating losses were EUR 0.8 million, including an inventory write-down of EUR 0.9 million, primarily relating to display driver ICs dedicated to an Asian customer which went into insolvency (Q1 2005: operating loss EUR 2.5 million). The Company reported a net loss of EUR 2.7 million after an expected charge of EUR 1.7 million relating to the discontinued Imaging business. The company remains debt free and increased its cash and securities balance of EUR 35.2 million.

Dr. Jalal Bagherli, CEO said: “We recorded a strong revenue performance during the seasonally weak first quarter and generated free cash flow of EUR 3.5 million. However, we also reported some significant exceptional items as a result of the transition which we are undertaking. Our bottom line performance in this quarter is therefore behind our previous expectations. This transition will continue throughout 2006.”

Dialog is now shifting its strategic emphasis from lower margin commodity end of the display driver chip market towards more value-added, differentiated display driver chips. As a result, we announced on 26 April that a review of Display Driver inventory was required. It was determined that EUR 4.0 million of inventory, primarily display driver ICs and related assets were impaired as of December 31, 2005. As a result of this impairment charge and a lack of visibility of short-term profitability, Dialog has decided to write off the carrying value of deferred tax assets recorded in the balance sheet amounting to EUR 15.3 million as of December 31, 2005 and has revised its previously released 2005 consolidated financial statements. This write off does not affect cash flows and the net operating losses, on which the deferred tax assets are based, will still be available to offset future taxable profits.

The rationale for the strategic shift in Display Drivers was underlined by the winning of important design-ins for advanced custom display drivers with leading OEM companies during the quarter. The Company's application-specific standard parts and 3G Platform companion power management ICs were also selected by a number of customers for their cell phones and other handheld terminals. Dialog expects sales from these projects to accelerate revenue in 2007.

Dr. Bagherli commented: “These wins are a good indication of the successes we are seeing in the strategy to transition the business for long term, profitable growth for our shareholders. We have three principle business objectives to achieve in order to position the Company for this growth in 2007 and beyond. They are as follows:

1.Increase market share and outperform the market.

2.Increase our profit-margins.

3.Broaden our customer base and product portfolio.

In the meantime the switch from 2G handsets to 3G in 2006 will not be as smooth as initially forecast by our customers. This, together with increased competitive pressures for display driver chips, particularly at the commodity end of the market, will have a negative impact on revenues and profits in the next two quarters before the traditionally stronger fourth quarter. Additionally, the strategic changes being made to position the business for growth in 2007 and beyond, will also impact Dialog’s short-term financial performance. Accordingly, as previously announced, we expect to incur net losses for the full year ended December 31, 2006.”

The Company’s interim financial statements for the three months ending 31 March 2006 which are available at www.dialog-semiconductor.com have been prepared in accordance with International Financial Reporting Standards (IFRS) and filed within the Exchange Reporting System of Deutsche Börse.

Investor Information

Corporate Calendar
July 19, 2006:	Release of second quarter results
October 25, 2006:	Release of third quarter results

Contact
Dialog Semiconductor
Neue Straße 95, D-73230 Kirchheim/Teck – Nabern, Germany
Telephone	+49-7021-805-412
Fax	+49-7021-805-200
E-mail	dialog@fd.com
Internet	www.dialog-semiconductor.com/

James Melville-Ross or Cass Helstrip
Financial Dynamics
Telephone	+44 207 831 3113

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and display driver technology, targetting the wireless, automotive and industrial markets. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with operating facilities in the UK, the USA, Austria, Japan and Taiwan. The company is listed on the Frankfurt (FWB: DLG) and NASDAQ (DLGS) stock exchanges.

Forward Looking Statements

This press release contains “forward-looking statements” that reflect management’s current views with respect to future events. The words “anticipate,” “believe,” “estimate, “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in the semiconductor and telecommunications markets; changes in currency exchange rates and interest rates, the timing of customer orders and manufacturing lead times, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors” in Dialog Semiconductor’s most recent Annual Report and under the heading “Risk Factors” in Dialog Semiconductor’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Part 2 Interim Report as of March 31, 2006

Operating and Financial Review

Results of Operations

Financial Position

Other Information

Order Backlog

Members of the Management and the Board of Directors

Subsequent Events

Unaudited Interim Consolidated Financial Statements

Unaudited Interim Consolidated Income Statement

Interim Consolidated Balance Sheets

Unaudited Interim Consolidated Statements of Cash Flows

Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

Notes to the Interim Consolidated Financial Statements (Unaudited)

Operating and Financial Review

Forward-looking statements

This interim report contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors” in Dialog Semiconductor’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements. Results for interim periods are not necessarily indicative of results for the full fiscal year or any future periods.

Three months ended March 31, 2006 compared to three months ended March 31, 2005

	Three months ended March 31,
(in thousands of €)	2006 (unaudited)		2005 (unaudited)		Change
	€	%	€	%	%
Revenues
Wireless	19,576	70.6	11,957	64.4	63.7
Automotive / Industrial	8,149	29.4	6,618	35.6	23.1
Revenues	27,725	100.0	18,575	100.0	49.3
Cost of sales	(20,696)	(74.6)	(13,228)	(71.2)	56.5
Gross profit	7,029	25.4	5,347	28.8	31.5
Selling and marketing expenses	(1,610)	(5.8)	(1,432)	(7.7)	12.4
General and administrative expenses	(1,688)	(6.1)	(1,222)	(6.6)	38.1
Research and development expenses	(4,512)	(16.3)	(5,181)	(27.9)	(12.9)
Operating loss	(781)	(2.8)	(2,488)	(13.4)	(68.6)
Interest income, net	127	0.5	152	0.8	(16.4)
Foreign currency exchange gains and losses, net	(381)	(1.4)	539	2.9	(170.7)
Other income	-		28	0.2	(100.0)
Result before income taxes	(1,035)	(3.7)	(1,769)	(9.5)	(41.5)
Income tax expense	20	0.0	(63)	(0.4)	131.7

Net loss from continuing operations	(1,015)	(3.7)	(1,832)	(9.9)	(44.6)

Loss from discontinued operations	(1,720)	(6.2)	(2,158)	(11.6)	(20.3)
Net loss	(2,735)	(9.9)	(3,990)	(21.5)	(31.5)

Results of Operations

Segment Reporting

Revenues in the wireless communications sector were €19.6 million for the three months ended March 31, 2006 compared with €12.0 million for the three months ended March 31, 2005, comprising 70.6% and 64.4% of our total revenues for those periods. The increase in this sector resulted from higher sales volumes of new products introduced in 2005, primarily power management and color display driver ICs. Operating loss in this sector decreased from €2.1 million for the three months ended March 31, 2005 to €0.7 million for the three months ended March 31, 2006.

Revenues from our automotive / industrial applications sector were €8.1 million and €6.6 million for the three months ended March 31, 2006 and 2005, respectively, representing 29.4% and 35.6% of our total revenues for those periods. The increase in this sector resulted from higher sales volumes of new products for both automotive and industrial applications. Operating profit in the sector was €0.5 million, compared to an operating loss of €0.1 million in the corresponding period in the prior year.

Revenues

Revenues were €27.7 million for the three months ended March 31, 2006 compared with €18.6 million for the corresponding period in the prior year. The increase of 49.3% in revenues results from higher sales volumes in all our business sectors as described above.

Cost of Sales

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales increased by 56.5% from €13.2 million for the three months ended March 31, 2005 to €20.7 million for the three months ended March 31, 2006 in line with increased production volume. In addition cost of sales include an inventory write-down of €0.9 million primarily relating to display driver ICs dedicated to an Asian customer which went into insolvency in the three months ended March 31, 2006.

Gross Profit

Our gross margin decreased from 28.8% of revenues for the three months ended March 31, 2005 to 25.4% of revenues for the three months ended March 31, 2006 due to the write-down of display driver products. Excluding the provision for display driver ICs inventory the gross margin was 28.5% for the first quarter 2006.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses, sales commissions and costs associated with advertising and other marketing activities. Selling and marketing expenses increased from €1.4 million or 7.7% of total revenues for the three months ended March 31, 2005, to €1.6 million or 5.8% of total revenues for the three months ended March 31, 2006, in line with increased production volume.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses were €1.7 million and €1.2 million for the three months ended March 31, 2006 and 2005 respectively. As a result of a higher revenue base, general and administrative expenses decreased from 6.6% of total revenues for the three months ended March 31, 2005 to 6.1% of total revenues in the three months ended March 31, 2006.

Research and Development Expenses

Research and development expenses consist principally of design and engineering related costs associated with the development of new application specific integrated circuits (“ASICs”) and application specific standard products (“ASSPs”). Research and development expenses were €4.5 million for the three months ended March 31, 2006 and €5.2 million the corresponding period in 2005. As a percentage of total revenues research and development expenses decreased from 27.9% to 16.3% in those periods, resulting from a higher revenue base in the latter period.

Operating Profit

We reported an operating loss of €0.8 million for the three months ended March 31, 2006 compared with an operating loss of €2.5 million for the three months ended March 31, 2005. This decrease in operating loss was primarily due to higher revenues, which was parly offset by the write-down of display driver ICs.

Interest Income, net

Interest and similar income, net from the Company’s investments (primarily short-term deposits and securities) was €0.1 million for the three months ended March 31, 2006 and €0.2 for the three months ended March 31, 2005.

Foreign Currency Exchange Gains and Losses, net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end re-measurement of foreign currency denominated receivables and payables into Euro. Foreign currency exchange losses, net were €0.4 million for the three months ended March 31, 2006 compared with foreign currency exchange gains, net of €0.5 million for the three months ended March 31, 2005. These foreign exchange gains and losses primarily result from the fluctuation of the Euro against the US-Dollar. In the first quarter 2006 the US-Dollar lost in value against the Euro whereas in the first quarter 2005 the US-Dollar gained in value against the Euro.

Income Taxes

The company reported an income tax benefit for the three months ended March 31, 2006 of €20 thousand and an income tax expense of €63 thousand in the three months ended March 31, 2005.

Loss from discontinued operations

The losses from discontinued operations were €1.7 million for the three months ended March 31, 2006 and €2.2 million for the three months ended March 31, 2005, respectively. The losses in both periods consist of the operating losses of our Imaging division as well as legal and transaction fees.

Net Loss

For the reasons described above, we reported net loss of €2.7 million for the three months ended March 31, 2006 compared with net loss of €4.0 million for the three months ended March 31, 2005. Loss per share was €0.06 for the three months ended March 31, 2006 compared to €0.09 for the same period last year.

Financ ial Position

Cash flows and Capital Expenditure

Cash provided by operating activities was €5.4 million for the three months ended March 31, 2006 compared with cash provided by operating activities of €1.8 million for the three months ended March 31, 2005. The cash inflow in the three months ended March 31, 2006 primarily results from the collection of trade accounts receivable and lower inventory balances.

Cash used for investing activities was €2.0 million for the three months ended March 31, 2006 compared with €1.0 million for the three months ended March 31, 2005. Cash used for investing activities for the three months ended March 31, 2006 consisted mostly of the purchase of test equipment, tooling (masks), laboratory equipment, probecards and loadboards of €1.5 million, the purchase of software and licenses of €0.3 million and a first payment of €0.2 million to Dialog Imaging Systems. Cash used for investing activities for the three months ended March 31, 2005 consisted mostly of the purchase of test equipment, tooling (masks), laboratory and EDP equipment of €1.1 million.

Liquidity

At March 31, 2006 we had €20.4 million in cash and cash equivalents and €14.8 million in marketable securities. Our working capital was €62.4 million.

As of March 31, 2006 we had no long-term debt other than the deferred payments for acquired software licenses. A decrease in customer demand for our products caused by unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations.

If necessary, we have available for use short-term credit facilities of €12.5 million that bears interest at a rate of EURIBOR + 0.75% per annum. At March 31, 2006 we had no amounts outstanding under this facility. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term.

Balance Sheet

Balance sheet total as of March 31, 2006 amounts to €98.9 million and as of December 31, 2005 to €103.1 million. Current assets decreased from €79.1 million as of December 31, 2005 to €75.3 million as of March 31, 2006 primarily due to the reduction of our accounts receivable and inventory balances.

Long-term assets decreased from €24.0 million or 23.3% of the balance sheet total as of December 31, 2005 to €23.6 million or 23.9% of the balance sheet total as of March 31, 2006.

Current liabilities are €1.4 million below last year’s level. Non-current liabilities amounting to €2.7 million consist exclusively of the financing equivalent related to software and licences purchased during 2005.

Shareholders’ Equity stands at €83.2 million, reduced by the net loss recognized in the first quarter versus the end of last year. The equity ratio increased slightly to a very solid 84.2% from 83.3%.

Other Information

Order Backlog

In accordance with Frankfurt Stock Exchange rules and regulations, companies are required to disclose information regarding their backlog. Purchase order patterns of our customers can vary widely and therefore no consistent shipping arrangements have been established. “Ship-to-line” agreements with major customers underlie our responsibility to act on a timely basis to ensure appropriate inventory levels and production capabilities. Other customers place purchase orders ranging from four to twelve weeks and provide forecasts for a further period, generally not to exceed twelve months, and these purchase orders are not legally binding. Since any backlog information published would not be based on a consistent pattern of purchase orders by our customers, we believe such information not to be meaningful and, accordingly, do not provide such information here.

Members of the Management and the Board of Directors

Management

Dr. Jalal Bagherli, CEO; Bill Caparelli, Vice President, Sales; Gary Duncan, Vice-President of Engineering; Peter Hall, Vice-President of Operations and Quality; Martin Kloeble, Vice-President of Finance and Controlling; Richard Schmitz, Vice-President of Advanced Technology; Masayuki Suzuki, President and representative director of Dialog Semiconductor KK.

Board of Directors

Jan Olof Ingemar Tufvesson, Chairman; Timothy Richard Black Anderson (until February 1, 2006); Dr. Jalal Bagherli; Michael John Glover; Aidan Hughes; John McMonigall; Roland Pudelko (until February 14, 2006); Gregorio Reyes; Michael Risman; Peter Weber (since February 1, 2006).

Subsequent Events

No events of material significance occurred after the balance sheet date.

Unaudited Interim Consolidated
Financial Statements

Unaudited Interim Consolidated Income Statement

		Three months ended March 31,		Year ended December 31,
(in thousands of €, except per share data)	Notes	2006 (unaudited)	2005 (unaudited)	2005 (restated)
Revenues	3	27,725	18,575	129,406
Cost of sales		(20,696)	(13,228)	(92,529)
Gross profit		7,029	5,347	36,877

Selling and marketing expenses		(1,610)	(1,432)	(7,205)
General and administrative expenses		(1,688)	(1,222)	(6,349)
Research and development expenses		(4,512)	(5,181)	(20,624)
Operating profit		(781)	(2,488)	2,699

Interest income		170	152	852
Interest expense		(43)	-	(129)
Foreign currency exchange gains and losses, net		(381)	539	1,018
Other income		-	28	28
Result before income taxes		(1,035)	(1,769)	4,468

Income tax benefit (expense)		20	(63)	(15,296)
Net loss from continuing operations		(1,015)	(1,832)	(10,828)

Loss from discontinued operations	2	(1,720)	(2,158)	(12,517)

Net loss		(2,735)	(3,990)	(23,345)

Net loss per share
Basic and diluted		(0.06)	(0.09)	(0.53)

Net loss per share from continuing operations
Basic and diluted		(0.02)	(0.04)	(0.25)
Weighted average number of shares (in thousands)
Basic and diluted		44,434	44,094	44,173

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Interim Consolidated Balance Sheets

(in thousands of €)	Notes	At March 31, 2006 (unaudited)	At December 31, 2005 (restated)
ASSETS
Cash and cash equivalents		20,391	16,920
Marketable securities	5	14,778	14,890
Trade accounts receivable, net		21,647	28,364
Inventories	6	15,684	17,155
Prepaid expenses		710	505
Other current assets		2,083	1,257
Total current assets		75,293	79,091

Property, plant and equipment, net		15,703	15,710
Intangible assets	7	6,492	7,175
Investments		232	-
Deposits		202	205
Prepaid expenses		948	957
Total non-current assets		23,577	24,047

TOTAL ASSETS		98,870	103,138

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		7,360	8,987
Accrued expenses		4,075	3,572
Income taxes payable		12	24
Other current liabilities		1,456	1,725
Total current liabilities		12,903	14,308

Non current liabilities		2,742	2,932

Ordinary Shares		7,028	7,028
Additional paid-in capital		168,817	168,832
Accumulated deficit		(91,185)	(88,621)
Accumulated other comprehensive loss		(1,207)	(1,090)
Employee stock purchase plan shares		(228)	(251)
Net Shareholders’ equity		83,225	85,898

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		98,870	103,138

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Unaudited Interim Consolidated Statements of Cash Flows

	Three months ended March 31,		Year ended December 31,
(in thousands of €)	2006 (unaudited)	2005 (unaudited)	2005 (restated)
Cash flows from operating activities:
Net loss	(2,735)	(3,990)	(23,345)
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock compensation	171	200	1,052
Depreciation of property, plant and equipment	1,491	1,863	7,619
Write-down of imaging assets	-	-	3,917
Amortization of intangible assets	766	244	2,807
Increase in deferred tax asset valuation allowance	-	-	15,282
Losses on disposals of fixed assets	13	-	42
Interest Income, net	(127)	(152)	(723)
Other income tax (benefit) expense	(20)	63	14
Recovery of investment	-	(28)	(28)
Changes in working capital:
Trade accounts receivable	6,704	10,837	(4,307)
Inventories	1,471	813	12,639
Prepaid expenses	(198)	(39)	235
Trade accounts payable	(1,624)	(7,408)	(6,406)
Accrued expenses	509	(60)	1,353
Other assets and liabilities	(1,434)	(961)	(304)
Cash generated from operations	4,987	1,382	9,847

Interest received	473	457	480
Income taxes paid	(20)	(11)	(28)
Cash provided by operating activities	5,440	1,828	10,299

Cash flows from investing activities:
Recovery of investment	-	28	28
Purchases of property, plant and equipment	(1,501)	(1,068)	(4,036)
Purchases of intangible assets	(256)	(5)	(5,528)
Purchases of investments	(202)	-	(7)
Sale of marketable securities	-	-	2,009
Cash used for investing activities	(1,959)	(1,045)	(7,534)

Cash flows from financing activities:
Sale of employee stock purchase plan shares	8	13	96
Cash provided by financing activities	8	13	96

Cash provided by operating, investing and financing activities	3,489	796	2,861

Effect of foreign exchange rate changes on cash and cash equivalents	(18)	14	82
Net increase in cash and cash equivalents	3,471	810	2,943

Cash and cash equivalents at beginning of period	16,920	13,977	13,977
Cash and cash equivalents at end of period	20,391	14,787	16,920

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated other comprehensive loss
(in thousands of €)	Ordinary Shares	Additional paid-in capital	Accumu-lated deficit	Currency translation adjust-ment	Available for sale securities	Employee stock purchase plan shares	Total
Balance at December 31, 2004	7,028	168,782	(66,328)	(930)	(28)	(297)	108,227
Net loss	-	-	(3,990)	-	-	-	(3,990)
Other comprehensive income (loss)	-	-	-	86	(34)	-	52
Total comprehensive loss							(3,938)
Sale of employee stock purchase plan shares	-	8	-	-	-	5	13
Equity settled transactions, net of tax	-	-	200	-	-	-	200
Balance at March 31, 2005	7,028	168,790	(70,118)	(844)	(62)	(292)	104,502

Balance at December 31, 2005 (restated)	7,028	168,832	(88,621)	(791)	(299)	(251)	85,898
Net loss	-	-	(2,735)	-	-	-	(2,735)
Other comprehensive income (loss)	-	-	-	(55)	(62)	-	(117)
Total comprehensive loss							(2,852)
Sale of employee stock purchase plan shares	-	(15)	-	-	-	23	8
Equity settled transactions, net of tax	-	-	171	-	-	-	171
Balance at March 31, 2006	7,028	168,817	(91,185)	(846)	(361)	(228)	83,225

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Notes to the Interim Consolidated Financial Statements (Unaudited)

1.General

a) Description of Business

Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company that develops and supplies power management, audio and display driver technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The Company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.

b) Vulnerability Due to Certain Significant Concentrations

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.

The Company's products are generally utilized in the cellular communications and automotive industries. The Company generates a substantial portion of its revenue from the wireless communications market, which accounted for 71% and 64% of the Company’s total revenue for the three months ended March 31, 2006 and 2005, respectively.

The Company’s revenue base is diversified by geographic region and by individual customer. Changes in foreign currency exchange rates influence the Company’s results of operations. The Company’s sales are primarily denominated in US dollars and Euros whereas purchases of raw materials and manufacturing services are primarily denominated in US dollars. The Company also has foreign currency exchange risks with respect to its net investments in foreign subsidiaries in Japan, the United Kingdom and the United States. Fluctuations in these currencies could significantly impact the Company’s reported results from operations.

The Company depends on a relatively small number of customers for a substantial portion of its revenues, and the loss of one or more of these customers may result in a significant decline in future revenue. For the three months ended March 31, 2006 and 2005 three customers individually accounted for 10% or more of the Company's revenues. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

c) Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared on the basis of the recognition and measurement requirements of the International Financial and Reporting Standards (IFRS) and its interpretations adopted by the International accounting standards board (IASB). The interim condensed consolidated financial statements have not been audited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. The interim condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2005 consolidated financial statements.

The financial statements are presented in Euro, rounded to the nearest thousand. They are prepared on historical cost basis except that financial instruments classified as available-for-sale are stated at fair value.

The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the full year ending December 31, 2006.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and judgments include the recoverability of the long-lived assets, the realizability of deferred income tax assets and inventories, and the fair value of stock-based employee compensation awards. Actual results may differ from those estimates.

2.Discontinued Operation

On February 14, 2006 the Company concluded the disposition of its Imaging Division, Dialog Imaging Systems (“DIS”). The business of this division includes the development, design, manufacture, assembly, marketing and delivering of image sensor semiconductors and camera modules. Dialog transferred the assets of its Imaging Division to a newly created entity which will issue additional equity interests in exchange for consideration from investors. A total of €22.25 million will be invested in DIS by private equity investors, the management team and Dialog of which Dialog will invest €2 million due in two tranches of €1.2 million and €0.8 million. During the three months ended March 31, 2006 Dialog made a first payment of €0.2 million.

Losses from the Imaging Division for the three months ended March 31, 2006 and 2005 are comprised of:

	Three months ended March 31,
(in thousands of €)	2006 (unaudited)	2005 (unaudited)
Revenues	-	21
Expenses	(1,720)	(2,179)
Loss from operting activities	(1,720)	(2,158)

Income tax expense	-	-
Net loss from discontinued operations	(1,720)	(2,158)

3.Segment Reporting

Segment information is presented in respect of the Group`s business and geographical segments. The primary format, business segments, is based on the Company’s principal sales markets.

a) Business Segments

	Three months ended March 31, 2006 (unaudited)				Three months ended March 31, 2005 (unaudited)
(in thousands of €)	Wireless	Auto-motive / Industrial	Corporate	Total	Wireless	Auto-motive / Industrial	Corporate	Total
Revenues	19,576	8,149	-	27,725	11,957	6,618		18,575
Operating profit (loss) [1]	(716)	493	(558)	(781)	(2,064)	(77)	(347)	(2,488)

[1] Certain overhead costs are allocated mainly based on sales and headcount.

b) Geographical Segments – Revenues by shipment destination

	Three months ended March 31,
(in thousands of €)	2006 (unaudited)	2005 (unaudited)
Germany	2,994	2,828
Hungary	2,922	2,107
Austria	2,430	2,349
Other European countries	652	920
Japan	3,913	1,988
China	3,024	1,690
Taiwan	2,059	2,202
Other Asien countries	2,791	3,138
Brazil	3,663	941
USA	3,277	406
Other countries	-	6
	27,725	18,575

4.Stock-Based Compensation

Stock option plan activity for the period ended March 31, 2006 was as follows:

	Options	Weighted average exercise price in €
Outstanding at beginning of year	3,850,008	2.45
Granted	317,744	1.35
Exercised	(159,526)	0.04
Forfeited	(199,600)	3.21
Outstanding at period end	3,808,626	2.42
Options exercisable at period end	2,284,703	2.02

The Company established an employee share option trust (the “Trust”). The Trust purchases shares in the Company for the benefit of employees under the Company’s share option scheme. At March 31, 2006 the Trust held 1,531,629 shares.

5.Marketable Securities

The Company has invested in highly liquid “investment grade” rated debt based fund classified as available for sale. The aggregate costs, fair values and unrealized losses per security class are as follows:

	At March 31, 2006 (unaudited)			At December 31, 2005
(in thousands of €)	Cost	Fair value	Unrealized gain (loss)	Cost	Fair value	Unrealized gain (loss)
Debt based funds	15,151	14,778	(373)	15,201	14,890	(311)

6.Inventories

Inventories consisted of the following at March 31, 2006 and December 31, 2005:

(in thousands of €)	At March 31, 2006 (unaudited)	At December 31, 2005 (restated)
Raw materials	4,763	5,797
Work-in-process	7,439	7,193
Finished goods	3,482	4,165
	15,684	17,155

7.Intangible assets

Intangible assets subject to amortization represent licenses, patents and software:

(in thousands of €)	At March 31, 2006 (unaudited)	At December 31, 2005
Gross carrying amount	16,871	20,306
Accumulated depreciation	(10,379)	(13,131)
Net carrying amount	6,492	7,175

During the three months ended March 31, 2006, the Company acquired software and licenses for a total purchase price of €82. The expected weighted average useful life of these assets is three years. The aggregate amortization expense for the three months ended March 31, 2006 and 2005 was €766 and €244, respectively. Amortization expense of the gross carrying amount of intangible assets at March 31, 2006 is estimated to be €2,234 for the remainder of 2006, €2,909 in 2007, €1,007 in 2008, €121 in 2009 and €46 in 2010.

8.Directors’ Holdings

Directors’ Holdings at March 31, 2006 and December 31, 2005 were as follows:

	At March 31, 2006			At December 31, 2005
	Shares		Options	Shares		Options
	Number	%		Number	%
Timothy Anderson	75,166	0.16	-	75,166	0.16	-
Dr. Jalal Bagherli	300,000	0.65	461,475	150,000	0.33	450,000
Michael Glover	195,000	0.42	-	195,000	0.42	-
Roland Pudelko	-	-	-	320,405	0.70	517,450
Gregorio Reyes	35,000	0.08	-	35,000	0.08	-
Michael Risman	1,172	0.00	-	1,172	0.00	-
Jan Tufvesson	175,062	0.38	-	175,062	0.38	-
	781,400	1.70	461,475	951,805	2.07	967,450

During the three months ended March 31, 2006 161,475 options with an exercise price of £0.10 have been granted to Dr. Jalal Bagherli, CEO of Dialog. These options are subject to the achievement of performance and market targets to vest in eight equal semiannual tranches between March 31, 2006 and September 30, 2009. 61,475 of these options are payable in cash (€ 150) or shares.

Part 3 Annual Report 2005

Shareholder Information

Letter to our Shareholders

The Dialog Semiconductor Share in 2005

Corporate Profile

Business Overview

Our Mission and Strategy

Our Solution

Our Principal Products

Our Principal Customers

Our Product Cycle

Management Report

Executive Summary

Operating and Financial Review

Results of Operations

Trend Information

Liquidity and Capital Resources

Critical Accounting Policies and Related Uncertainties

Risk Factors

Outlook

Independent Auditors’ Report

Consolidated Financial Statements

Consolidated Statements of Operations

Consolidated Balance Sheet

Consolidated Statements of Cash Flows

Consolidated Statements of Changes in Shareholders’ Equity

Notes to the Consolidated Financial Statements

Corporate Governance

Report of the Board of Directors

Corporate Governance Principles

Executive Management

Glossary

Technical Glossary

Financial Glossary

Shareholder Information

Letter to our Shareholders

Dear Shareholders

As Dialog Semiconductor’s newly appointed Chief Executive Officer, I am delighted to greet you, the owners of Dialog Semiconductor, and to introduce myself.

During my first few months in the job I have been pleased with what I have witnessed and particularly impressed by the application and skill of my new colleagues based all over the globe.

I have been encouraged to note that Dialog is a company that has managed its recent transition responsibly and has achieved a strong turnaround in its financial performance. Indeed, in the last two financial quarters of 2005 Dialog showed its strongest quarterly performance for over five years in terms of revenues.

It was immediately clear to me that Dialog is a company which has a world-class product line and an increasingly broad base of products from which to generate returns for its shareholders. What’s more, it boasts some of the best names in the industry as its partners and customers.

I have also been left with the impression that this is a company capable of significant growth if we manage ourselves effectively and take full advantage of the opportunities available to us in our markets. We are extremely well positioned to leverage growth in the market for mobile devices, as well as the longer term opportunities open to us in the consumer electronics and automotive systems.

In short, I believe that we will be able to establish an excellent platform for future growth and that we have what it takes to succeed in this exciting marketplace.

However, it is also clear to me that we face some major challenges in the coming years and there are three key issues with the current business that I believe we must turn our attention to. These are:

■Customer concentration

■European operational focus

■Management development.

Going forward, I am reviewing the company’s strategy and making a number of changes to ensure that the company is well positioned to deliver sustainable growth in profits for our shareholders and tackle the issues highlighted above. For the rest of 2006 our focus will be on developing and implementing the following strategies:

■Create further Application Specific Standard Products to enable access to a wider customer base in Wireless and Mobile sectors

■Focus R&D investment to maintain and extend our lead in power management, audio, and high voltage mixed signal Systems on Chip (SOC)

■Extend our sales, marketing and technical support to clients outside Europe with a focus on US and Asia Pacific regions

■Pay close attention to cost structure to maintain competitiveness in worldwide markets

■Continue to recruit industry leading experts to our management team, in order to expand the expertise and network of relationships within our company.

Creating shareholder value lies at the heart of our strategy and to this end we view sustainable profitable growth as a key objective for Dialog going forward.

This objective was at the heart of our decision to spin out the imaging and camera module business, which was successfully achieved on February 14, 2006 with a syndicate of quality investors. As a result, Dialog maintains a minority holding in the new spin-out and participates in any potential upside in this growth business without carrying the burden of significant ongoing R&D investment on its own. This allows Dialog to focus on its fabless semiconductor business model and its core competency of power and energy management.

In addressing the company’s issues and focus we have also recently decided to create a number of product business units and have embarked upon recruiting further world class talent into the company to provide marketing and business leadership and extend our worldwide customer support.

It is an exciting time to be joining this company and as outlined above, much remains to be done if we are to capitalise on these prospects.

In 2006 we face a challenging competitive environment but we remain confident about building the platform for significant growth thereafter.

Sincerely yours,

Dr. Jalal Bagherli
CEO

The Dialog Semiconductor Share in 2005

Investment case

In developing and supplying state-of-the-art power management, audio and display driver technology Dialog Semiconductor has built a global reputation in superior products for the wireless and automotive industries of this world. Our core competence is focused on innovative mixed signal standard products as well as application specific IC solutions manufactured entirely in CMOS technology.

By enhancing the performance and features of wireless, hand-held and portable electronic devices Dialog Semiconductor is poised to play a major role in the ever growing world of mobile living. We also provide technology used in intelligent control circuits in automotive and industrial applications thus participating in two additional global growth markets.

In concentrating on development, quality control, and supply Dialog Semiconductor runs a fabless business model enabling the company to utilize its resources entirely in its core competences.

The Dialog Semiconductor Share Price
Development

Dialog Semiconductor shares have outperformed all relevant indexes during the last financial year as well as for the last three years. In Euro terms the share price rose by more than 51 percent from €1.78 at the beginning of the year to €2.69 at year end. At the same time the German benchmark index TecDax increased by 25 percent and the Philadelphia Semiconductor Index (SOX) rose by 14 percent currency adjusted. In contrast the NASDAQ index declined by almost three percent in Euro terms.

Over a three year time span the Dialog Semiconductor share almost tripled from €0.92 at the beginning of 2003 whereas the German TecDax rose by 83 percent and the US SOX and NASDAQ indexes in Euro terms gained 54 and 46 percent during the same time.

12 Month share price development relative to
relevant benchmark indexes (in Euro terms)

3 Year share price development
relative to relevant benchmark indexes (in Euro terms)

Share Fundamentals for the Financial Year 2005

Total number of shares outstanding and registered as of December 31, 2005	46,068,930
Weighted average number of shares during 2005 (basic):	44,172,908
Weighted average number of shares during 2005 (diluted):	45,183,202
Type:	Bearer Shares
Par Value (in £):	0.10
Bloomberg Symbol:	DLG
Reuters Symbol:	DLGS
ISIN:	GB0059822006
Key figures for the fiscal year 2005 based on weighted average number of shares (basic)
Sales per share (from continuing operations in €):	2.93
Operating profit per share (from continuing operations in €):	0.06
Net loss per share (in €):	(0.53)
Book value per share as of December 31, 2005	1.94
Accounting standards:	IAS/IFRS
Market data 2005
Exchange segment Germany:	Prime All Share, Prime Technology, Technology All Share
Designated sponsor:	West LB
Market capitalization as of December 31, 2005 (in millions of €):	124
Turnover of shares during 2005:	256,464 shares / day

The share is traded in Germany on the XETRA and Frankfurt regulated and official markets and on all other German regional exchanges on the open market. American Depositary Shares of Dialog Semiconductor Plc (ADS) are traded on the NASDAQ National Market in the USA.

Dividend policy

Dialog Semiconductor participates in industries that are considered to be global growth engines and provides its services and products to the major players in these industries. Thus, as a typical growth company we are committed to re-investing our surpluses entirely into our business. Dialog’s Board and of Directors is convinced that re-investing all profits into future growth is in the best interests of the shareholders of the company.

Investor Relations:

The company is positioning itself as a growth company within the global semiconductor industry. We target our investor relations activities at all investors, private and institutional, who focus on growth falling to the bottom line and resulting in above average capital gains in their investments.

The Dialog Semiconductor share is covered by a growing number of analysts representing major German banks and research institutions. During the Financial Year 2005 we held our regular annual analysts’ conference in February and had in addition regular meetings and telephone conferences with analysts. All information provided including presentations, press releases and reports of the company as well as the recommendations of analysts covering the company can be downloaded from the corporate website www.dialog-semiconductor.com.

Shareholder Structure

Information regarding the main shareholders of the company is shown in the following graph.

Freefloat

Freefloat includes 5,043,095 shares (10.9%) held by the Capital Group Companies Inc. as notified on May 5, 2006 on behalf of discretionary clients, 1,780,000 shares (3.9%) held by Standard Capital Partners N.V. (Rhine Alpha and its associated funds) as notified on October 14, 2005 and 1,691,155 shares (3.7%) held by the Dialog Semiconductor Plc Benefit Trust.

Disclosure of Interests

The provisions of the UK Companies Act 1985 require that any person acquiring a direct or indirect interest of 3 percent or more of a class of shares issued by the company (including shares held in the form of ADSs) with voting rights at the company's general meetings must inform the company of its interest within two working days. If the 3 percent interest is exceeded, the shareholder must inform the company of any increase or decrease of one percentage point in its interest.

Corporate Profile

Business Overview

Innovative IC solutions for wireless, automotive and industrial electronics

Dialog Semiconductor develops and supplies a range of innovative integrated circuit (IC) product solutions for wireless, automotive and industrial electronics systems. Our background and strengths are in designing low power mixed signal circuits for sensing, processing and conversion, high quality audio as well as expert handling of high voltages on CMOS technology. Our business model is a ‘fabless’ one whereby we design ICs, outsource production of silicon wafers, and then deliver final chips to our customers.

Dialog’s customers are designers and manufacturers of mobile handsets and portable electronics products, as well as automotive suppliers. Our chip solutions for their products range from comprehensive and highly integrated power management and audio functions to multimedia display drivers and intelligent motion control system-on-chip products.

History and Development of the Company

Our roots are firmly established in the design of complex analog and digital circuits. Dialog Semiconductor originated from the European activities of a US semiconductor company, International Microelectronic Products, Inc. ("IMP"), founded in 1981 in Silicon Valley, specializing in mixed signal CMOS semiconductor technology. After being acquired by Daimler-Benz AG and becoming a part of its subsidiary Temic Telefunken Microelectronic, Dialog Semiconductor Plc was created as a result of a subsequent management buy-out financed by Apax Partners, Adtran and Ericsson. Then in 1999 we made an initial public offering on the Frankfurt Stock Exchange and in 2000 listed on NASDAQ.

Throughout our history we have delivered several technology firsts. For example, in 1996 we introduced the first system level CMOS power management device and four years later the first combined power management and audio device for 3G.

Global Presence

Our corporate headquarters office is located near Stuttgart, Germany. We have product development facilities at Kirchheim, Heidelberg and Munich in Germany, Graz in Austria, Swindon, UK and Tokyo, Japan. To support our growing customer base we have additional sales offices in Japan, Taiwan, and the USA.

Our Expertise

Dialog Semiconductor’s competitive advantage comes from a strong track record in designing, manufacturing, testing and delivering mixed signal circuits produced entirely in complimentary metal oxide semiconductor (“CMOS”) technology. Our core technology expertise is applied across different target markets, enabling maximum return on investment from our research and development while delivering the latest technology products for each of these chosen markets.

For example, the technology that helps us optimize power usage, process audio signals and convert analog or digital data for wireless handsets also provides us with the ability to deliver competitive solutions in automotive and industrial applications.

Our Employees

In the year ended December 31, 2005 we had a global workforce of 238 employees in eight locations worldwide, the majority of whom are employed in R&D functions. This reduced headcount reflects the transfer of 41 employees to the Imaging and camera module business spinout company.

Our Mission and Strategy

Dialog Semiconductor’s mission is:

“To be the leading global supplier of lowest power, highest quality mixed signal components and system level solutions to the wireless and automotive markets”

Achieving this mission requires a clearly focused strategy that we have developed based on:

■Expanding relationships with key industry leaders

■Building on a common technology platform

■Marketing Application Specific Standard Parts solutions

■Proactively refining customers’ system architecture

■Expanding engineering expertise

■Selectively expanding global capabilities

■Remaining focused on our existing business model

■Delivering the highest quality products

■Becoming partner of choice for power management ICs for key 3G platform chipset providers

The success of this strategy is demonstrated by the strong and growing relationships we have developed with some of our high profile, high volume customers. They see Dialog Semiconductor as a flexible partner and an integral part of their overall supply chain.

We work with our customers to rapidly develop appropriate responses, both technically and commercially, to changing market trends and requirements. Through our relationships with partners and manufacturers, we then ensure rapid delivery of quality-approved products to the customer.

Our Solution

We address two major markets:

Wireless

Automotive / Industrial

Dialog Semiconductor’s products address the needs of original equipment manufacturers (OEMs) requiring either standard products or customer-specific silicon. We design, develop and deliver mixed signal components and system level solutions based on our technology expertise in key areas such as power management, audio-CODECS, and system-on-a-chip integration.

Our solutions address two major market requirements in:

■Wireless communication electronics

■Automotive and industrial electronics

In wireless applications, the key factor driving the pace of development of our product solutions is the rapid evolution of smaller and more sophisticated devices packed with advanced capabilities such as wireless communications, video and audio.

This places huge demands on power management and requires excellent imaging and displays. Dialog Semiconductor’s strength in developing highly integrated power management and audio chips enable optimum use of the battery to prolong usage time, and provide high performance audio playback at the same time. In addition, our display drivers enhance the user experience with the graphical user interface.

In the automotive and industrial market, our products address the safety, management and control of electronics systems in the car and highly integrated smart power electronics management systems such as electronic ballasts for lighting.

In all our product areas, our customers acknowledge our leadership in creating innovative silicon solutions in 100% CMOS technology - fully tested and delivered quickly to achieve competitive time-to-market objectives.

Our Principal Products

Dialog Semiconductor’s products utilize common technology platforms to deliver unique, highly integrated and high performance capabilities for selected target applications.

Our main product categories are:

■Power management and audio ICs

■Liquid crystal display drivers

■Application Specific ICs (ASICs)

New power management ICs: DA9025, DA9027, DA9035

Power Management and audio ICs

The drive towards smaller and more sophisticated portable consumer electronics products challenges designers and manufacturers to achieve maximum battery life. Effective power management is therefore an increasingly vital part of the system – an area in which Dialog Semiconductor has considerable experience as a result of designing chips for hundreds of millions of cellular handsets. We continue to develop new power management products such as the DA9025, DA9027 and DA9035 as well as the lightshow processor DA9026 during 2005.

Combined with our expertise in integrating both low voltage and high voltage circuits for car electronics and lighting control systems, we also deliver custom and intelligent power management solutions for automotive and industrial electronics systems.

Our chips for mobile phones take advantage of the benefits of integrating high performance audio CODEC functions with power management circuits. The two are complementary functions that can be designed onto a single chip, enabling one chip to both improve battery life and provide digital audio playback or hi-fi quality voice.

This results in unique power management and audio chips which are highly integrated and contain over 30 different functions, all in a single chip. Typical functions include:

■Smart mirror™ LDO (low dropout voltage) regulators – minimizing current consumption and simplifying circuit design

■High efficiency buck and boost converters – designed for efficiencies over 90% with currents up to 500mA

■Programmable multiple chemistry battery chargers – handling all common battery technologies: NiMH, Li-Ion and polymer

■Audio CODECs with up to 24-bit capability for digital audio player algorithms and based on Dialog’s own digital signal processing (DSP) designs optimized for minimum power consumption and silicon area

Liquid Crystal Display Drivers

In 2005 we launched a further range of color liquid crystal display (LCD) drivers providing real innovation for the mobile phone display market. Delivered as standard parts ready for production, the DA89xx family delivers superior color performance and low power consumption, while providing mobile phone handset makers the flexibility to customize display parameters for creating differentiation.

Our family of color display drivers is specially developed for the growing number of wireless handsets with high-resolution color displays or with dual displays. The color STN (super-twisted nematic) liquid crystal display (LCD) drivers provide excellent resolution of up to 65,000 colors, and address a demand for higher performance full color, high speed moving images using MLA (multi-line addressing) LCD technology. This ensures faster response time compared to conventional passive matrix displays, and high-speed moving images are supported while maintaining very low power consumption.

Color LCD driver: DA8914A, DA8984A, DA8987

Products include the new DA8914A, DA8984A and DA8987, which incorporate fully integrated graphic display memory with high speed interfaces and various power management functions to enable a single, low power chip to manage the display in next generation mobile phone handsets and portable electronic products. The devices offer fast display graphic transfer rates, supporting moving images.

Going forward, Dialog is shifting its strategic emphasis from lower margin commodity end of the display driver chip market towards more value-added, differentiated display driver chips.

Application Specific ICs (ASICs)

Although we are increasingly seeing standard product solutions addressing a vast majority of customer requirements in our target markets, there is still a demand from some customers for custom solutions. These ASIC solutions are based on our in-house expertise in mixed signal design and in integrating complex analog high voltage (up to 40V) and other low voltage circuits, all produced in mainstream CMOS technology.

Our expertise is based on many years of experience, proven in-house technology, and the latest CAD tools to rapidly develop leading-edge application specific ICs. This experience is gained from delivering custom solutions for cellular phone handsets, in automotive electronics systems and in industrial systems.

In cellular phones, for example, we have developed over 50 different power management designs for the world’s leading cellphone manufacturers. Our ASICs are becoming ever more integrated with many power management functions on the chip – such as high performance LDOs (low drop out voltage regulators), high efficiency DC-DC converters, complete battery charging circuits, programmable LED drivers and USB interfaces. For sophisticated audio capability, we have also successfully integrated audio functions on to the same chip – exploiting the complementary nature of power and audio sub-systems.

In automotive electronics, our ASICs control safety, engine management and comfort electronics for the top automobile manufacturers. This takes advantage of Dialog’s competence in power management systems and mixed signal design and its knowledge of integrating high performance analog circuits and high-density digital logic and high voltage circuits on a single chip in a standard CMOS process. Our partnership with leading automotive equipment suppliers has also resulted in the development of chips able to connect directly to high voltage circuits of up to 40V.

In industrial systems, our single chip solutions integrate high voltage low power circuits for electronic ballasts used to control fluorescent lamps. Our customers are using ASICs that integrate, for example, the functionality of power factor correction circuits, lamp management circuits and half bridge driver. Our expertise in the integration of these circuits forms the basis of highly integrated control chips for smart power electronic systems in other applications such as computer and mobile communications systems. Dialog’s solution is ideal for instances where the chip must be highly integrated yet have the ability to control high voltages intelligently using digital circuits on the same chip.

Our ASIC solutions are manufactured by leading foundry partners, with which we work in true partnership to ensure our customers can access both the latest CMOS processes and foundry capacity. This enables our customers to meet both costs and time-to-market objectives for their products. We also have our own process engineers in-house to ensure our customers benefit from the optimum capability from a process.

Our Principal Customers

Our principal customers are recognized wireless communications, consumer electronics, and automotive equipment manufacturers. These include customers for both our standard products introduced over the last years and for application specific (ASIC) products.

The rapidly evolving technology in all our target market sectors means that a partnership approach with our customers is essential – whether for standard products or for custom solutions. Hence our customers look to Dialog as an outside source of expertise, while the close working relationship provides us with an opportunity to continually develop and fine-tune market leading technological expertise with recognized industry leaders.

We have long-term relationships with customers such as Ericsson, Motorola, BenQSiemens and Sharp for cellular phones; Adtran for wireline communications applications; Bosch and Conti Temic for automotive applications; and Tridonic for industrial applications.

Our Product Cycle

As a fabless semiconductor manufacturer, our focus is on developing the products and technology and then delivering quality-approved products to our customers. Hence we design, develop and supply mixed signal ASICs and ASSPs, outsource the actual manufacture of wafers and assembly to selected foundries and assemblers, then test the products in-house, before final delivery to customers. The product cycle is as follows:

■Design and development

■Manufacture of wafers

■Assembly and testing

■Quality and environment control

Design and development

Our customers gain significant advantage from our ability to rapidly develop mixed signal ASIC and ASSP designs, fostered through many years of design experience and a highly skilled engineering staff of over 100 professionals. Evolving designs are constantly monitored through our design library database and we achieve rapid design cycles through our strategy of modifying and reusing previously designed building blocks.

We use industry standard design tools from suppliers such as Cadence Design Systems, Inc. to increase design automation and top-level simulation to identify system design incompatibilities at an early stage.

Our focus is on furthering our technology expertise in power management, audio-CODECs and display driver technology. We also ensure that our process teams are up to date with the latest commercially available CMOS manufacturing technologies.

Our total expenditure on research and development in 2005 was €21 million. This expenditure was focused on enhancing our leading edge analog design, DSP techniques, high voltage process R&D and CAD tools as well as test and verification systems.

Manufacture of wafers

We outsource our wafer production to selected foundries with a demonstrated ability to provide high quality products on tight deadlines. Foundries we use include Chartered Semiconductor Manufacturing Pte., Ltd. in Singapore and Taiwan Semiconductors Manufacturing Co., Ltd. (“TSMC”).

Our choice of technology is CMOS rather than bipolar, primarily because CMOS devices consume less power and permit more transistors to be integrated on a single chip, which is essential for the target markets we address.

We always aim to ensure that all steps in the manufacturing process can be provided by at least two suppliers, in order to prevent shortage or loss of chip production due to market conditions or disasters such as foundry fires.

Since the successful manufacture of silicon wafers is critical to our reputation and profitability, we work carefully to identify suitable foundries in order to maintain continuity and security of supply for our customers. We also place, where possible, our own process engineers directly at the foundry premises to resolve any potential engineering issues and to ensure both the quality and timely delivery of the finished product.

Assembly and testing

We outsource final assembly of the chips from the wafers to various sub-contractors in the Far East and Europe. Completely assembled chips are then returned to Dialog Semiconductor for final testing before delivery to the customer. All our chips are tested in-house, and no product is delivered to a customer unless it has been tested and approved.

Our rigorous testing approach allows us to ensure overall quality control of our manufactured products. The test programs developed by our test engineers are based upon specifications determined by individual customers as well as our own standard product specifications, and are developed in parallel with the design. Our test equipment is regularly calibrated to ensure the accuracy of test parameters.

Quality and environment control

Dialog Semiconductor’s policy is to supply products and services in full compliance with relevant specifications to ensure customer requirements are met. Our quality management system has been established and is maintained to provide customers with the assurance that our products and services fulfill both their contractual requirements as well as future needs. Our main target is to achieve ‘Zero Fails’.

An uncompromising approach to quality assurance in every area of our operations, through active participation from every employee within the company, produces a highly structured quality environment that has resulted in Dialog Semiconductor being approved by all our major blue-chip customers.

In addition to ensuring the highest levels of product quality and operational efficiency, we also believe in a commitment to environmentally friendly products. Responsibility for nature and the environment have been an important part of our company philosophy and activities since 1999. Our aim is to minimize adverse environmental impact by advancing environmentally compatible product design and environmentally friendly activities.

As part of this commitment, we maintain a certified environmental management system in accordance with international standards (ISO14001). Awareness and knowledge of environmental issues is promoted throughout the organization so that it becomes a natural part of the decision making process.

As a fabless semiconductor company, Dialog Semiconductor’s business model is based on strategic outsourcing. In order to achieve the highest quality we must demand world-class quality standards from both our fabrication and assembly partners as well as our own internal processes to increase our customers’ confidence in our products. Dialog Semiconductor is accredited to QS9000/ISO9001:2000/ISO14001 and as an extension of this practice it is our policy to build partnerships with suppliers who are also qualified to the same international quality standards.

Management Report

The following discussion of our financial co n dition and results of operations should be read in conjunction with the audited financial statements included in this annual report, which have been prepared in accordance with Intern a tional Financial Reporting Standards (IFRS).

Executive Summary

We are a global supplier of power management, audio and display driver technology, delivering innovative mixed signal standard products as well as application specific integrated circuits for wireless, automotive and industrial applications. To date, we have shipped over 600 million integrated circuits for mobile phones. We operate in intense competitive markets and our customers select us based upon numerous factors including price, design cycle time, reliability and performance. Our customers purchase our products through periodic orders made throughout the year. The prices paid for each type of product or design are generally agreed with customers for specified periods and/or volumes. Potential price reductions in subsequent periods are typically offset with lower production costs as a result of improved yields, lower wafer costs or smaller chip sizes.

Critical success factors for us include the continued growth in the worldwide market for cellular handsets, the completion of our new designs on a timely basis, customer acceptance and implementation of our designs in large-scale production and continued demand from our key customers for the development of new products. Partnerships with companies at all levels of business are important for our success in a market dominated by major international semiconductor companies. We rely on our fabless business model that enables us to focus on our research and development activities, which are essential for us to respond to our customers’ cutting edge silicon solutions requirements and also to maintain our competitiveness in our market. Consequently, it is critical for us to make significant and ongoing cash expenditures to fund our research and development activities. We have also made significant investments in long-lived assets, primarily for our in-house test equipment.

More than 600 million ICs shipped

New products reduce dependency on few customers

Operating profit is a key performance indicator

We have a significant amount of liquid assets on hand, primarily from the remaining sales proceeds from the issuance of our ordinary shares in 1999 and 2000, from cash generated from operations in previous years and from recoveries of certain of our investments and deposits. Substantially all of our near term future cash inflows are expected to come from the sale of our products. We generally collect cash from our customers within 69 days after product delivery. However, we derive a substantial portion of our revenues from a relatively small number of wireless communications manufacturers. Sales to three customers accounted for 64% of total revenues in 2005. Therefore, the main action we are taking to minimize the risk of this dependency is developing new products for new customers; such new products include a range of color liquid crystal display drivers and new intelligent motion control ICs in the automotive market. We anticipate material opportunities in the future to include growth in our main market, cellular handsets, based on the expected transition to 3G, and further worldwide growth in semiconductor sales, especially in Asia. However, our revenues, profitability and growth could decline if the growth in these markets slows. We believe that our key performance indicators driving our operating profit or loss are revenues, gross margin and research and development costs. Accordingly, our Board of Directors and management use operating profit as a measure of performance.

Operating and Financial Review

Forward-looking statements.

This annual report contains “forward-looking statements”. All statements regar d ing our future financial condition, results of oper a tions and businesses, strategy, plans and objectives are forward-looking. Stat e ments containing the words “b e lieves”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, unce r tainties and other factors that may cause our results, perfor m ance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such stat e ments. These factors include, among others, product demand, the effect of economic conditions and cond i tions in the semiconductor and telecomm u nications markets, exchange rate and inte r est rate movements, capital and credit market developments, the timing of cu s tomer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strat e gic plans of our major customers, insuff i cient, excess or obsolete inventory, the impact of competing products and their pricing, product development, commercial i zation and technological difficulties, polit i cal risks in the countries in which we ope r ate and sale and supply co n straints. It is not possible to predict or identify all such factors. Cons e quently, any such list should not be considered to be a complete stat e ment of all potential risks or unce r tainties. We do not assume any obligation to u p date forward-looking stat e ments.

The following table sets forth historical co n solidated statements of operations of Dialog for the fiscal years ended December 31, 2005 and 2004 in tho u sands of Euros and as a percentage of revenues:

(in thousands of €)	2005	%	2004	%	Change %
Revenues	129,406	100.0	115,786	100.0	11.8
Cost of sales	(92,529)	(71.5)	(79,293)	(68.5)	16.7
Gross profit	36,877	28.5	36,493	31.5	1.1
Selling and marketing expenses	(7,205)	(5.6)	(6,272)	(5.4)	14.9
General and administrative expenses	(6,349)	(4.9)	(5,557)	(4.8)	14.3
Research and development expenses	(20,624)	(15.9)	(22,369)	(19.3)	(7.8)
Operating profit	2,699	2.1	2,295	2.0	17.6
Interest income, net	723	0.6	1,081	0.9	(33.1)
Foreign currency exchange gains and losses, net	1,018	0.8	(726)	(0.6)	240.2
Other income	28	0.0	54	0.0	(48.1)
Result before income taxes	4,468	3.5	2,704	2.3	65.2
Income tax expense	(15,296)	(11.8)	(64)	(0.1)	23,800.0
Net income from continuing operations	(10,828)	(8.3)	2,640	2.2	(510.2)

Loss from discontinued operations	(12,517)	(9.7)	(8,862)	(7.7)	41.2

Net loss	(23,345)	(18.0)	(6,222)	(5.5)	275.2

Results of Operations

Segment Reporting

Revenues in the wireless co m munications sector were €103.4 million for the year ended December 31, 2005 compared with €90.4 million for the year ended December 31, 2004, comprising 79.9% and 78.0% of our total revenues from continuing operations for those periods. The increase in this sector resulted from higher sales volumes of new products introduced in 2005, primarily color display driver ICs. Operating profit in this sector decreased from €5.2 million for the year ended December 31, 2004 to €4.5 million for the year ended December 31, 2005.

Revenues from our automotive / industrial applications sector were €26.0 million and €25.4 million for the years ended December 31, 2005 and 2004, respectively, representing 20.1% and 22.0% of our total revenues from continuing operations for those periods. Operating profit in the sector was €1.0 million in 2005, compared to an operating loss of €1.2 million in the previous year.

Revenues

Revenues (in millions of €)

Revenues were €129.4 million for the year ended December 31, 2005 compared with €115.8 million for the year ended December 31, 2004. The increase of 11.8% in revenues primarily resulted from higher sales volumes in the wireless communications sector as described above.

Cost of Sales (in millions of €)

Regional growth was particularly strong in Asia where revenues increased from €42.1 million (€19.7 million in China, €4.8 million in Japan and €17.5 million in other Asian countries) to €74.0 million (€21.6 million in China, €18.9 million in Japan and €33.5 million in other Asian countries) for the years ended December 31, 2004 and 2005, respectively.

Cost of Sales

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales increased by 16.7% from €79.3 million (68.5% of our total revenues) for the year ended December 31, 2004 to €92.5 million (71.5% of our total revenues) for the year ended December 31, 2005, in line with increased production volumes. Also, cost of sales in 2005 includes a provision for excess inventory of €6.6 million compared to a provision for excess inventory of €0.7 for the year ending December 31, 2004.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses, sales commissions and costs associated with advertising and other marketing activities. Selling and marketing expenses increased from €6.3 million or 5.4% of total revenues for the year ended December 31, 2004, to €7.2 million or 5.6% of total revenues for the year ended December 31, 2005, in line with increased production volume and in connection with a higher proportion of sales volumes primarily in Asia of products subject to commission payments.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses increased from €5.6 million for the year ended December 31, 2004 to €6.3 million for the year ended December 31, 2005, primarily due to settlement arrangements with senior executives. As a result general and administrative expenses increased from 4.8% of total revenues for the year ended December 31, 2004 to 4.9% of total revenues for the year ended December 31, 2005.

Research and Development Expenses

Research and Development Expenses (in millions of €)

Research and development expenses consist principally of design and engineering related costs associated with the development of new application specific integrated circuits (“ASICs”) and application specific standard products (“ASSPs”). Research and development expenses decreased from €22.4 million for the year ended December 31, 2004 to €20.6 million for the year ended December 31, 2005 as a result of certain cost saving measures. As a percentage of total revenues research and development expenses decreased from 19.3% to 15.9% in those periods, resulting from the absolute decrease and a higher revenue base in the latter period.

Operating Profit (in millions of €)

Operating Profit

We reported an operating profit of €2.7 million for the year ended December 31, 2005 and €2.3 million for the year ended December 31, 2004, an increase of 17.6%. This increase in operating profit was primarily due to the increase in revenues, offset by higher inventory write-downs.

Interest Income, net

Interest and similar income, net from the Company’s investments (primarily short-term deposits and securities) was €0.7 million for the year ended December 31, 2005 and €1.1 million for the year ended December 31, 2004, reflecting mainly higher cash equivalents and marketable securities balances during 2004.

Foreign Currency Exchange Gains and Losses, net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end re-measurement of foreign currency denominated receivables and payables into Euro. Foreign currency exchange gains, net were €1.0 million for the year ended December 31, 2005 compared with foreign currency exchange losses, net of €0.7 million for the year ended December 31, 2004. The loss in 2004 was primarily due to the reduction in value of the US Dollar against the Euro over the period. The gain in 2005 was primarily due to the increase in value of the US Dollar against the Euro over the period.

Income Tax Expense

Income tax expense was €15.3 million and €64 thousand for the years ended December 31, 2005 and 2004, respectively. The change in income taxes mainly reflects an additional valuation allowance on deferred tax assets of €15.3 million primarily related to the uncertainty about the future realizability of our German tax-loss carryforwards. We have evaluated our deferred tax asset position and the need for a valuation allowance as a result of further losses incurred in 2005 and a lack of visibility of profitability in 2006. Our assessment considered the weight given to cumulative tax losses incurred in Germany over the five-year period ended December 31, 2005, as well as detailed forecasts of taxable income in the foreseeable future. Although we forecast generating future taxable income beginning 2007, pursuant to IAS 12 and the inherent uncertainties in projecting future taxable income, we concluded that our tax losses may not ultimately be realized. Consequently, we recognized an additional valuation allowance as of December 31, 2005.

Loss from discontinued operations

The losses from discontinued operations were €12.5 million and €8.9 million in the years ended December 31, 2005 and 2004, respectively. The losses in both years consist of the operating losses of our Imaging division. The loss in 2005 also includes a write-down of certain assets attributable to the Imaging business. For further information please see note 4 to the consolidated financial statements.

Net Loss

For the reasons described above, we reported a net loss of €23.3 million and €6.2 million for the years ended December 31, 2005 and 2004 respectively. Loss per share (basic) was €0.53 in 2005 and €0.14 in 2004.

Trend Information

General

The semiconductor industry in general is highly cyclical and has been subject to significant economic downturns which, at various times, have resulted in production overcapacity, reduced product demand and an accelerated erosion of average selling prices.

Revenues from our wireless communications applications accounted for 80% of our total revenues for the year ended December 31, 2005, 78% of our total revenues for the year ended December 31, 2004, 75% of our total revenues for the year ended December 31, 2003 and 71% of our total revenues for the year ended December 31, 2002.

Market Trends

The year has been one of fast-paced change in the consumer and in-car electronics industry. In 2004, we had expected convergence and 3G to play a key part in the growth outlook for 2005 – and indeed it has proved to be fairly accurate. The key headline trends that are particularly relevant to Dialog Semiconductor’s business are indicated in the following section.

Sales of mobile devices in 2005 exceeded all expectations and closed at 816.6 million units

Cellular handsets

Total cellular handset shipments exceeded 816 million in 2005, representing a significant 14% growth over 2004 (iSuppli, Feb 1, 2006). A significant trend in this growth during 2005 has been the consolidation of market position among the top five handset manufacturers, which through economies of scale and global reach have squeezed out second tier players – manufacturers outside the top five lost 18% of their previous market share. This trend is likely to continue as the leading players will be best positioned to capture the ultra low cost and the high performance 3G market spaces.

While new cellular subscriber additions are relatively static in most developed markets, subscribers trading up to more advanced phones, or replacement phones, are continuing to increase and account for up to 30 percent of the market.

In 2005, 3G cellular systems became firmly established, taking a substantial share of the replacement market in Europe, with one of the key drivers for growth being the introduction by manufacturers of new 3G phone models in form factors comparable to their 2.5G counterparts. Dialog Semiconductor’s solutions address the WCDMA sector of 3G, and worldwide WCDMA shipments grew over 140% in 2005 to 46.4 million (Gartner, Feb 2006). As network operators increase promotional activity to boost the market and new applications such as mobile TV spur further demand, this rapid growth trend is expected to continue for the next two years.

Convergence devices

Personal media players and personal navigation devices are just two examples of products that have seen significant growth in 2005.

Music players started off as devices playing MP3 and other encoded audio formats but quickly transformed into personal media players handling pictures and video. This market has grown spectacularly in the past two years and is forecast to continue with CAGR of 30.2% for the next five years (InStat, June 05). These applications require both audio and power management and LCD driver solutions with both cost and performance being key metrics.

Personal navigation devices are effectively single application PDAs (personal digital assistants). Whilst the traditional PDA market has stagnated at around 15 million units per year, new applications such as the navigation device are expected to double in growth in coming years. Built around a powerful applications processor, these devices require audio and power management functionality similar to that seen in high-end smart phones.

Automotive

The demand for in-car electronics continued to be strong during 2005, especially as more and more vehicles provide as part of the standard accessories or options package many of the features once found in only top-of-the-range cars. In particular, Dialog Semiconductor’s motion control ICs enable intelligent motor controllers found all over the car – such as in windscreen wipers, seat controls and window controls.

Geographic Market Trends

We allocate our revenues to countries based on the location of the shipment destination. Changes in revenues from period to period have differed among geographical regions. As our customers have continued to increase their production in the greater China region and to add new Asian customers, regional growth was particularly strong in Asia in 2005, where revenue increased by 76% from €42.1 million for the year ended December 31, 2004 to €74.0 million for the year ended December 31, 2005. In Germany, we experienced decline in demand for our ASIC products where revenue decreased by 47% from €47.7 million for the year ended December 31, 2004 to €25.4 million for the year ended December 31, 2005, due primarily to the fact that one customer based in Germany relocated parts of the production to Asia. In 2004, regional growth was particularly strong in Asia where revenue increased 69% from €24.9 million for the year ended December 31, 2003 to €42.1 million for the year ended December 31, 2004.

Revenue Trends

Due to the cell phone customers phase out of  Dialog  2G chips and partial adoption of  competing intermediate solutions prior to adoption of  Dialog's  3G  ICs,  and increased competitive pressures for display driver chips we expect revenues for the year ending December 31, 2006 to be lower than those for the year ended December 31, 2005. Our forward visibility with respect to customer demand is limited and a successful introduction of new products depends on the completion of new designs on a timely basis. Our revenues for 2006 will also be highly dependent on continued growth in the worldwide market for cellular handsets.

Gross Margin Trends

Our gross margin decreased from 31.5% of revenues for the year ended December 31, 2004 to 28.5% of revenues for the year ended December 31, 2005, primarily resulting from a higher provision for excess inventory. We expect the near term future gross margin percentage to fall below the gross margin percentage achieved in 2005 as a result of lower utilization of our internal test operations and lower margins of certain display driver products.

Research and Development Expenditure Trends

Research and development expenditure amounted to €20.6 million in 2005 and €22.4 million in 2004. We expect research and development costs to increase in 2006 as we are planning to add to our headcount in order to strengthen our core competence. Our ability to generate revenues in the long term depends on achieving technical feasibility from our research and development programs, and on customers accepting our designs and implementing them in large-scale production.

Foreign Currency Exchange Rate Trends

The reporting currency for our consolidated financial statements is the Euro. The functional currency for our operations is generally the applicable local currency. Accordingly, the assets and liabilities, the equity accounts and the statements of income and cash flow of companies whose functional currency is not the Euro must be translated into the reporting currency (the Euro). See note 2 to the consolidated financial statements for further information. Changes in exchange rates also influence the results of our operations. Our sales are primarily denominated in US Dollars and Euro, whereas our purchases of raw materials and manufacturing services are primarily denominated in US Dollars.

In order to hedge our foreign currency exposure, primarily to the US Dollar, we attempt to match cash inflows and outflows in the same currency.

Since its introduction on January 1, 1999, the Euro has fluctuated in value against the US Dollar. From the date of its introduction through to December 31, 2001, the Euro declined approximately 25% against the US Dollar. By March 14, 2006 the Euro had recovered to 102% of its original value. Changes in the exchange rate between the Euro and other non-Euro currencies, principally the US Dollar, will affect the translation of our consolidated financial results into Euro, and will also affect the value of any amounts that our subsidiaries distribute to us. Exchange rate changes may also affect our balance sheet. Changes in the Euro values of our assets and liabilities resulting from exchange rate movements may cause us to record foreign currency gains and losses. We do not currently enter into forward or other derivative transactions to hedge against exchange rate fluctuations.

For the year ended December 31, 2005, 69% of our revenues were denominated in US Dollars, 19% were denominated in Euro and 12% were denominated in Japanese Yen, and 84% of our material costs were denominated in US Dollars and 16% were denominated in Euro. For the year ended December 31, 2004, 55% of our revenues were denominated in Euro and 45% were denominated in US Dollars, and 18% of our material costs were denominated in Euro and 82% were denominated in US Dollars. We also have foreign currency risks with respect to our net investments in foreign subsidiaries in Japan, the United Kingdom and the United States. Foreign currency translation gains and losses with respect to these subsidiaries are included in other comprehensive income.

Liquidity and Capital Resources

Cash flows

Cash provided by operating activities was €10.3 million for the year ended December 31, 2005 compared with cash used for operating activities of €8.6 million for the year ended December 31, 2004. The cash inflow in 2005 primarily resulted from lower inventory balances. During the year ended December 31, 2004 we used cash to finance our growing working capital requirements, and inventory and accounts receivable were up as our business volume increased. In addition, in 2004 we increased inventory to meet previously projected forecasts of our customers.

Cash used for investing activities was €7.5 million for the year ended December 31, 2005 compared with cash provided by investing activities of €14.5 million for the year ended December 31, 2004. Cash used for investing activities for the year ended December 31, 2005 consisted mostly of the purchase of test equipment, tooling (masks), laboratory equipment, probecards and loadboards of €4.0 million and the purchase of software and licenses of €5.5 million. Cash provided by investing activities for the year ended December 31, 2004 consisted mostly of a net sale of marketable securities of €27.4 million offset in part by the purchase of test equipment, tooling (masks), laboratory and EDP equipment of €12.3 million, and the purchase of software, licenses and patents of €0.7 million.

Liquidity

At December 31, 2005 we had €16.9 million in cash and cash equivalents and €14.9 million in marketable securities. The working capital was €64.8 million.

As of December 31, 2005 we had no long-term debt other than deferred payments for acquired software licenses. A decrease in customer demand for our products caused by unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations.

If necessary, we have available for use short-term credit facilities of €12.5 million that bear interest at a rate of EURIBOR + 0.75% per annum. At December 31, 2005 we had no amounts outstanding under these facilities. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term.

Capital Expenditures and Investments

Purchases of property, plant and equipment were €4.0 million for the year ended December 31, 2005 compared to €12.3 million for the year ended December 31, 2004. Our capital expenditures in 2005 and 2004 consisted primarily of purchasing new or replacement test systems, tooling equipment, handling systems and other equipment in the ordinary course of our business. Capital expenditures in 2004 were higher than in 2005 as in 2004 we upgraded eight test systems enabling us to test four ICs in a single test step, and added certain test equipment to test color display and image sensor ICs. Purchases of intangible assets were €8.8 million in 2005 and €0.3 million in 2004. In 2005 acquisitions primarily related to three year licensing contracts for the use of electronic design automated tools. See note 12 to the consolidated financial statements.

In future periods, we may make strategic investments or acquisitions in connection with our plans to expand our business internationally.

Balance Sheet

Balance sheet total as of December 31, 2005 and as of December 31, 2004 amounted to €103.1million and €127.1 million, respectively. Current assets decreased from €86.2 million as of December 31, 2004 to €79.1 million as of December 31, 2005. In line with growing sales volumes in the course of the year inventories were sold off and certain write-downs were recorded, leading to a decline of €12.6 million as against the end of last year and accounts receivable increased by €4.3 million. Long-term assets decreased from €40.9 million, or 32.2% of the balance sheet total, as of December 31, 2004 to €24.0 million, or 23.3% of the balance sheet total, as of December 31, 2005, mainly caused by the increase of the deferred tax asset valuation allowance of €15.3 million, the depreciation and amortization of property, plant and equipment and intangible assets of €10.0 million and a write-down of the carrying value of assets to be contributed to Dialog Imaging Systems in 2006 of €3.9 million. See note 4 to the consolidated financial statements. This was partially offset by capital expenditures and investments in 2005 of €12.8 million.

Current liabilities in 2005 were €4.6 million below the previous year’s level. Non-current liabilities amounting to €2.9 million consisted exclusively of the financing equivalent related to software and licences purchased during the year. See note 12 to the consolidated financial statements.

Shareholders’ equity decreased from €108.2 million at December 31, 2004 to €85.9 million at December 31, 2005 due to the net loss in 2005. The very solid equity ratio decreased slightly to 83.3% from 85.1%.

Off-Balance Sheet Arrangements and Other Commitments

We have no off-balance sheet arrangements involving variable interest entities. We lease all of our office facilities, office and test equipment, and vehicles under operating leases. In addition we have contracted consulting services related to CAD (computer aided designs) until June 30, 2009. Future minimum payments under these agreements, which have initial or remaining terms in excess of one year at December 31, 2005, are as follows.

(in thousands of €)	Operating leases
2006	3,817
2007	2,573
2008	1,980
2009	1,068
2010	197
Thereafter	154
Total	9,789

We have no long-term debt, capital lease obligations, unconditional purchase obligations or any other long-term obligations that would have a material impact on our liquidity or financial condition. We have supply agreements with various suppliers and maintain an outstanding balance of advance payment of €1.1 million with one supplier, which will be refunded in proportion to our purchases of wafers.

Dividends

We did not pay dividends in the years ended December 31, 2005 and 2004. We do not currently plan to pay dividends in the foreseeable future.

Critical Accounting Policies and Related Uncertainties

We have identified the following accounting policies and related uncertainties with the accounting measures used in preparing our consolidated financial statements that we believe are essential to understanding the financial reporting risks present in the current economic environment.

Recoverability of Long-Lived Assets

Our business is capital intensive and has required, and will continue to require, significant investments in long-lived assets, including property, plant, equipment and intangible assets At December 31, 2005, the carrying value of our property, plant and equipment was €15.7 million. As discussed in note 2 to the consolidated financial statements, recoverability of these long-lived assets that will continue to be held and used is evaluated whenever an indication of impairment exists. Then we will compare the carrying value of the asset or group of assets to the net undiscounted cash flows expected to be generated by the asset or group of assets. If the asset or group of assets is considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the impaired asset or group of assets exceeds its fair value.

We do not believe that our ability to recover the carrying value of our long-lived assets has been impaired. As of December 31, 2005 we recorded a write-down of the carrying value of assets to be contributed to the spin out of our Imaging Division in 2006 of €3.9 million. See note 4 to the consolidated financial statements. A general economic downturn and, specifically, a continued downturn in the semiconductor industry would intensify competitive pricing pressure because of overcapacity in the industry, and we could be forced to decrease production and reduce capacity. Such events could adversely affect our estimates of future net cash flows expected to be generated by our long-lived assets. It is reasonably possible that our future operating results could be materially and adversely affected by an impairment charge related to the recoverability of our long-lived assets.

Realizable Value of Inventories

We value inventory at the lower of cost or market. We review the recoverability of inventory based on regular monitoring of the size and composition of the inventory positions, market conditions, current economic events, the pricing environment and projected future demand. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change.

At December 31, 2005, our total inventory was €17.2 million. In 2005 and 2004, we recorded provisions for excess inventory of €6.6 million and €0.7 million, respectively. We believe that the carrying value of our inventory will be recovered through customer consumption of goods based on their forecasts and related contractual agreements. However, the demand for our products can fluctuate significantly in response to rapid technological changes in the semiconductor and wireless communications industries. It is reasonably possible that future operating results could be materially and adversely affected if any excess inventory charges are needed.

Realization of Deferred Tax Assets

Total deferred tax assets (including those that were not recognized) were €34.2 million at December 31, 2005, which include deferred tax assets of €28.3 million on tax loss carryforwards. While the majority of these losses may be carried forward indefinitely, their realization is dependent on generating sufficient taxable income to utilize the losses.

We have evaluated our deferred tax asset position and considered whether it is probable that some portion or all of the deferred tax assets will not be realized. The assessment requires the exercise of judgment on the part of our management, with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. Our assessment considered the weight given to cumulative tax losses incurred in the group, as well as detailed forecasts of taxable income in the foreseeable future. Although we forecasted future taxable income, pursuant to the inherent uncertainties in projecting future taxable income, we concluded that our tax losses may not ultimately be realized. Consequently, we recognized an additional valuation allowance as of December 31, 2005.

Risk Factors

The market in which we compete is characterized by continuous development and technological improvement. As a result, our success depends on our ability to develop new designs and products on a cost effective, timely basis. Our future success also depends on our ability to anticipate and respond to new market trends, to rapidly implement new designs which satisfy customers' desire and to keep abreast of technological changes within the semiconductor industry generally. It is not possible to predict or identify all relevant risk factors and, therefore, the following list should not be considered to be a complete statement of all potential risks or uncertainties.

■We have not been profitable for the last five fiscal years, and there is no guarantee that we will return to profitability

■We currently depend on a few customers for a substantial portion of our revenues, and the loss of one or more of these customers may result in a material decline in our revenues

■Our revenues, profitability and growth could decline if the growth of the wireless communications market slows

■If we are unable to adapt rapidly to changing markets and technology, we may lose customers and be unable to develop new business

■The semiconductor industry is highly cyclical in nature and this results in periodic overcapacity

■We face intense competition, and if we are unable to compete effectively or if we are unable to adapt rapidly to changing markets and technology, we could lose customers and be unable to develop new business

■The loss of one of our principal foundry relationships or assembly services or a delay in foundry or assembly production may result in a material loss of production and revenues

■Obtaining access to manufacturing capacity at semiconductor manufacturing plants may become increasingly difficult and could result in higher costs and a material loss of revenues

■Perceived health risks relating to cellular handsets could lead to decreased demand for ASICs

■Our business, financial condition and reputation may be materially adversely affected if our ASICs, or the electronic systems of which they are a part, contain defects that cause damage or injury

■Our products are difficult to manufacture and manufacturing defects can adversely affect our results

■We may not be able to remain competitive if we lose any of our key executives or if we cannot hire and retain qualified engineers and sales and marketing personnel

■If we are unable to protect our intellectual property and knowhow from being copied or used by others, our competitors may gain access to its content and technology

■The profitability of our business may be adversely affected by currency fluctuations and by the economic and legal developments in the countries where we conduct our business

■We may become a passive foreign investment company

■US-resident shareholders may find it more difficult to protect their interests than they would as shareholders of a US-based corporation

■Our future operating results could be materially affected if judgments underlying any of our accounting policies were to significantly change

Outlook

Wireless

In 2006 and beyond, one of the most exciting drivers for the cellular industry is expected to be the rapid transition to 3G and HSDPA (high speed downlink packet access) technologies – which will enable new multimedia capabilities such as DVB-H TV, MP3, video and games download and possibly much more. In 3G alone, Gartner predicts WCDMA will be the dominant technology in 2006, with 105.4 million handset shipments predicted – more than double that of 2005 for WCDMA. The commercial roll out of HSDPA in 2006 will add further momentum to 3G in 2007.

In the overall mobile handset market, most forward projections show slower growth in handset sales with forecasts of about 4.9% growth in 2006 and similar trends in future years. However, Strategy Analytics offers a more bullish picture, forecasting a 14 percent growth in 2006 to 930 million units.

Whichever end of the range of the forecasts is taken, one fact is clear – it will not be too long before mobile phone shipments surpass one billion units. As Gartner had said last year, “The world's appetite for mobile phones has exceeded even the most optimistic expectations. Mobile phones could go on to be the most common consumer electronics devices on the planet.”

While the transition to 3G handsets drives the high-end and developed markets, ultra low cost phones are expected to drive subscriber growth in emerging markets, providing an ideal opportunity for Dialog Semiconductor’s family of LCD display drivers.

Personal media players with many functions and single application portable devices or PDAs will also continue to generate demand for greater portability and longer battery life.

Automotive

In the automotive sector, Mercer Management Consulting says ‘dramatically high growth’ is expected in the area of electric/electronic modules. Such applications are estimated to represent more than 50 percent of the entire additional value added of €280 billion to be obtained by the global automotive equipment industry in the period until 2015, says Mercer.

Dialog Semiconductor entered 2006 with a business now entirely focused on developing best in breed power management IC solutions and a wide variety of advanced LCD display driver products for the rapidly growing consumer cellular and automotive markets, and is therefore well positioned to take advantage of the opportunities offered by these trends.

Independent Auditors’ Report

To the Board of Directors of Dialog Semiconductor Plc:

We have audited the accompanying consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries (“the Company”) as of December 31, 2005 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to Note 3 to the consolidated financial statements which discusses that the Company has restated its financial statements.

Stuttgart, Germany

May 18, 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Consolidated Financial Statements

Consolidated Statement s of Operations

(in thousands, except per share data)	Notes	2005	2005	2004
Revenues	18	$153,243	€129,406	€115,786
Cost of sales		(109,573)	(92,529)	(79,293)
Gross profit		43,670	36,877	36,493

Selling and marketing expenses		(8,532)	(7,205)	(6,272)
General and administrative expenses		(7,518)	(6,349)	(5,557)
Research and development expenses		(24,423)	(20,624)	(22,369)
Operating profit	18	3,197	2,699	2,295

Interest income		1,009	852	1,086
Interest expense		(153)	(129)	(5)
Foreign currency exchange gains and losses, net		1,206	1,018	(726)
Other income		33	28	54
Result before income taxes		5,292	4,468	2,704

Income tax expense	6	(18,114)	(15,296)	(64)
Net income from continuing operations		(12,822)	(10,828)	2,640

Loss from discontinued operations	4	(14,823)	(12,517)	(8,862)

Net loss		(27,645)	(23,345)	(6,222)

Net loss per share
Basic and diluted		(0.63)	(0.53)	(0.14)

Net loss per share from continuing operations	2
Basic		(0.29)	(0.25)	0.06
Diluted		-	-	0.06
Weighted average number of shares (in thousands)	2
Basic		44,173	44,173	44,025
Diluted		45,183	45,183	45,074

The accompanying notes are an integral part of these Consolidated Financial Stat e ments

Consolidated Balance Sheet

(in thousands)	Notes	At December 31, 2005	At December 31, 2005	At December 31, 2004
ASSETS
Cash and cash equivalents	7	$20,037	€16,920	€13,977
Marketable securities	7	17,633	14,890	17,542
Trade accounts receivable, net	8	33,589	28,364	24,036
Inventories	9	20,315	17,155	29,794
Prepaid expenses	10	598	505	616
Other current assets		1,489	1,257	281
Total current assets		93,661	79,091	86,246

Property, plant and equipment, net	11	18,603	15,710	21,238
Intangible assets	12	8,497	7,175	3,144
Deposits		243	205	194
Deferred taxes	6	-	-	15,245
Prepaid expenses	10	1,133	957	1,077
TOTAL ASSETS	18	122,137	103,138	127,144

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		10,643	8,987	15,429
Accrued expenses	13	4,230	3,572	2,204
Income taxes payable		28	24	9
Other current liabilities		2,043	1,725	1,275
Total current liabilities		16,944	14,308	18,917

Non-current liabilities		3,472	2,932	-

Ordinary Shares		8,323	7,028	7,028
Additional paid-in capital		199,931	168,832	168,782
Accumulated deficit		(104,945)	(88,621)	(66,328)
Accumulated other comprehensive loss		(1,291)	(1,090)	(958)
Employee stock purchase plan shares		(297)	(251)	(297)
Net Shareholders’ equity	14	101,721	85,898	108,227

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		122,137	103,138	127,144

The accompanying notes are an integral part of these Consolidated Financial Stat e ments

Consolidated Statements of Cash Flows

(in thousands)	2005	2005	2004
Cash flows from operating activities:
Net loss	$ (27,645)	€ (23,345)	€ (6,222)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Recovery of investment	(33)	(28)	(54)
Restructuring and related impairment charges	-	-	(387)
Stock compensation	1,246	1,052	675
Depreciation of property, plant and equipment	9,022	7,619	11,501
Write-down of imaging assets	4,639	3,917	-
Amortization of intangible assets	3,324	2,807	1,383
Increase in deferred tax asset valuation allowance	18,097	15,282	-
Losses on disposals of fixed assets	50	42	147
Interest income, net	(856)	(723)	(1,081)
Income tax expense	17	14	64
Changes in working capital:
Trade accounts receivable	(5,100)	(4,307)	(9,697)
Inventories	14,967	12,639	(16,552)
Prepaid expenses	278	235	1,362
Trade accounts payable	(7,586)	(6,406)	8,276
Accrued expenses	1,602	1,353	(77)
Other assets and liabilities	(360)	(304)	942
Cash generated from operations	11,662	9,847	(9,720)

Interest paid	(1)	(1)	(5)
Interest received	570	481	1,086
Income taxes paid	(33)	(28)	(49)
Income taxes received	-	-	87
Cash provided by (used for) operating activities	12,198	10,299	(8,601)

Cash flows from investing activities:
Recovery of investment	33	28	54
Purchases of property, plant and equipment	(4,779)	(4,036)	(12,321)
Purchases of intangible assets	(6,546)	(5,528)	(675)
Investments and deposits received (made)	(8)	(7)	(20)
Purchase of marketable securities	-	-	(49,670)
Sale of marketable securities	2,378	2,009	77,087
Cash provided by (used for) investing activities	(8,922)	(7,534)	14,455

Cash flows from financing activities:
Costs for issuance of shares	-	-	(21)
Sale of employee stock purchase plan shares	114	96	30
Cash provided by financing activities	114	96	9

Cash provided by operating, investing and financing activities	3,390	2,861	5,863
Effect of foreign exchange rate changes on cash and cash equivalents	96	82	5
Net increase in cash and cash equivalents	3,486	2,943	5,868

Cash and cash equivalents at beginning of period	16,551	13,977	8,109
Cash and cash equivalents at end of period	20,037	16,920	13,977

The accompanying notes are an integral part of these Consolidated Financial Stat e ments

Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated other comprehensive loss
(in thousands of €)	Ordinary Shares	Additional paid-in capital	Accumu-lated deficit	Currency translation adjust-ment	Available for sale securities	Employee stock purchase plan shares	Total
Balance at December 31, 2003	6,737	168,795	(60,781)	(924)	(69)	(26)	113,732
Net loss	-	-	(6,222)	-	-	-	(6,222)
Other comprehensive income (loss)	-	-	-	(6)	41	-	35
Total comprehensive loss							(6,187)
New issuance of shares	291	(22)	-	-	-	(291)	(22)
Sale of employee stock purchase plan shares	-	9	-	-	-	20	29
Equity settled transactions, net of tax	-	-	675	-	-	-	675
Balance at December 31, 2004	7,028	168,782	(66,328)	(930)	(28)	(297)	108,227
Net loss	-	-	(23,345)	-	-	-	(23,345)
Other comprehensive income (loss)	-	-	-	139	(271)	-	(132)
Total comprehensive loss							(23,477)
Sale of employee stock purchase plan shares	-	50	-	-	-	46	96
Equity settled transactions, net of tax	-	-	1,052	-	-	-	1,052
Balance at December 31, 2005	7,028	168,832	(88,621)	(791)	(299)	(251)	85,898

The accompanying notes are an integral part of these Consolidated Financial Stat e ments

Notes to the Consolidated Financial Statements

1.General

a) Description of Business

Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company that develops and supplies power management, audio and display driver technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The Company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.

b) Vulnerability Due to Certain Significant Concentrations

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.

The Company's products are generally utilized in the cellular communications and automotive industries. The Company generates a substantial portion of its revenue from the wireless communications market, which accounted for 80% and 78% of the Company’s total revenue for the years ended December 31, 2005 and 2004, respectively.

The Company’s revenue base is diversified by geographic region and by individual customer. Changes in foreign currency exchange rates influence the Company’s results of operations. The Company’s sales are primarily denominated in US dollars and Euros whereas purchases of raw materials and manufacturing services are primarily denominated in US dollars. The Company also has foreign currency exchange risks with respect to its net investments in foreign subsidiaries in Japan, the United Kingdom and the United States. Fluctuations in these currencies could significantly impact the Company’s reported results from operations.

The Company depends on a relatively small number of customers for a substantial portion of its revenues, and the loss of one or more of these customers may result in a significant decline in future revenue. During 2005 three customers individually accounted for more than 10% of the Company's revenues. Total revenues from these three customers were €82,996 or 64%. Net receivables from these three customers were €23,908 at December 31, 2005. During 2004 two customers individually accounted for more than 10% of the Company's revenues. Total revenues from these two customers were €75,651 or 65% of the revenues. Net receivables from these two customers were €15,724 at December 31, 2004. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

c) Basis of Presentation

In compliance with the European Parliament and Council Regulation on the application of International Financial Reporting Standards (IFRS) adopted in July 2002, all listed European Union companies are required to prepare their consolidated financial statements in accordance with IFRS for fiscal years commencing on or after January 1, 2005.

Therefore, for the first time, the accompanying consolidated financial statements have been prepared on the basis of the recognition and measurement requirements of IFRS and its interpretation adopted by the International Accounting Standards Board (IASB) as of December 31, 2005. Based on these standards, management has applied the accounting policies as set out below.

Although Dialog Semiconductor Plc is a UK company, its principal operations are located in Germany and all of its operating subsidiaries are held by the German subsidiary. Accordingly, the financial statements are presented in thousands of Euro (“€”) and for the year 2005 are also presented in U.S. Dollars (“$”), the latter being unaudited and presented solely for convenience of the reader at the rate of €1 = $1.1842, the Noon Buying Rate of the Federal Reserve Bank of New York on December 30, 2005.

The financial statements are prepared on the historical cost basis except that financial instruments classified as available-for-sale are stated at their fair value.

IFRS 1, First-Time Adoption of International Financial Reporting Standards, requires disclosures that explain how the transition from previous GAAP to IFRS affected the entity’s reported financial position, financial performance and cash flows and to comply with each IFRS effective at the reporting date for its first IFRS financial statements. An entity shall prepare an opening IFRS balance sheet at the date of transition and present at least one year of comparative information under IFRS. Accordingly the Company’s date of transition to IFRS is the beginning of business on January 1, 2004 (opening IFRS balance sheet date). As a UK company, Dialog has to use its financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which are filed at Companies House for purposes of conversion from previous GAAP to IFRS.

An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the group is provided in note 20. A summary of significant accounting policies is provided in note 2.

The Board of Directors authorized these consolidated financial statements for issue on May 18, 2006.

2.Summary of Significant Accounting Policies

Principles of Consolidation and Investments in Affiliated Companies

The consolidated financial statements include Dialog Semiconductor Plc and all of its owned subsidiaries:

Name	Registered office	Participation
Dialog Semiconductor GmbH	Kirchheim/Teck - Nabern, Germany	100%
Dialog Semiconductor (UK) Limited	Swindon, UK	100%
Dialog Semiconductor Inc	Wilmington, Delaware, USA	100%
Dialog Semiconductor KK	Tokyo, Japan	100%
Dialog Imaging Systems GmbH	Kirchheim/Teck - Nabern, Germany	100%
Dialog Imaging Systems Inc	Wilmington, Delaware, USA	100%

All intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturity dates of three months or less.

Marketable Securities

Marketable securities at December 31, 2005 and 2004, respectively consist of exchange traded funds that are classified as available-for-sale and are accounted for on the basis of the settlement date and recorded at fair value as determined by the most recently quoted market price of each security at the balance sheet date. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. Any impairment losses on available-for-sale security are charged to earnings. Interest income is recognized when earned. All securities are measured at fair values that are determined based on observable market prices or rates.

Inventories

Inventories include assets held for sale in the ordinary course of business (finished goods), in the process of production (work in process) or in the form of materials to be consumed in the production process (raw materials). Inventories are valued at the lower of cost or market value. Cost, which includes direct materials, labor and overhead plus indirect overhead, is determined using the first-in, first-out (FIFO) or weighted average cost methods.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. All trade accounts receivable are from customers. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts quarterly. Management considers the collectibility of a trade account receivable to be impaired when it is probable that the Company will be unable to collect all amounts due according to the sales terms based on current information and events regarding the customers’ ability to repay their obligations. When a trade receivable is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows. Any credit losses are included in the allowance for doubtful accounts through a charge to bad debt expense. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. In the profit and loss account, impairment losses are included in sales and marketing expenses. Recoveries of trade receivables previously written-off are recorded when received. Reversals of impairment losses, if any, would be included in other operating income. The Company does not have any off-balance-sheet credit exposure related to its customers.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets as follows:

Equipment	Useful life
Test equipment	3 to 8 years
Leasehold improvements	Shorter of useful life or lease term
Office and other equipment	3 to 13 years

Intangible Assets

Purchased intangible assets with estimable useful lives primarily consist of licenses, software and patents and are recorded at acquisition cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. Amortization expenses are allocated to the cost of goods sold, selling expenses, research and development expenses or general administration expenses.

Liabilities

Trade accounts payable and other current liabilities are recognized at payment or redemption amounts.

Impairment of Long-Lived Assets

In accordance with IAS 36, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future undiscounted net cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or group of asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. In accordance with IFRS 5, non-current assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Foreign Currencies

The functional currency for the Company's operations is generally the applicable local currency. Accordingly, the assets and liabilities of companies whose functional currency is other than the Euro are included in the consolidation by translating the assets and liabilities into the reporting currency (the Euro) at the exchange rates applicable at the end of the reporting year. Equity accounts are measured at historical rates. The statements of income and cash flows are translated at the average exchange rates during the year. Translation gains or losses are accumulated as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in financial income, net at each reporting period. They result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end re-measurement of foreign currency denominated monetary assets and liabilities into the functional currency of the respective entity.

The exchange rates of the more important currencies against the Euro used in preparation of the consolidated financial statements were as follows:

	Exchange rate at		Annual average exchange rate
Currency	Dec 31, 2005	Dec 31, 2004	2005	2004
	€ 1 =	€ 1 =	€ 1 =	€ 1 =
Great Britain	0.69	0.71	0.68	0.68
Japan	139.13	139.83	136.88	134.46
United States	1.18	1.36	1.24	1.24

Revenue Recognition

Substantially all of the Company’s revenue is derived from the sale of its products, applications specific integrated circuit (“ASIC”) and application specific standard product (“ASSP”) to end customers. These products are manufactured in accordance with the customer’s technical specification and the Company performs a final test of the products prior to shipment in accordance with the specification. Revenue is recognized when title passes, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is probable. Revenues are recorded net of sales taxes and customer discounts, if any.

The Company has insurance for product claims and also records a provision for warranty costs as a charge in cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable costs to be incurred for warranty claims in a period. Returns are permitted only for quality-related reasons within the applicable warranty period and any potential warranty claims are subject to the Company’s determination that it is at fault for damages, and usually such claims must be submitted within a short period following the date of sale.

Product-Related Expenses

Cost of sales consists of the costs of outsourcing production and assembly, personnel costs and applicable overhead and depreciation of test and other equipment. Provisions for estimated product warranty are recorded in cost of sales at the time the related sale is recognized.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses, sales commissions, bad debt expenses and costs associated with advertising and other marketing activities.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for finance, human resources, information systems and other management departments which are not attributable to development, production or sales functions.

Research and development costs

Costs identified as research costs are expensed as incurred, whereas development costs are capitalized as an intangible asset and amortized if the Company can demonstrate all of the following:

■the technical feasibility of completing the intangible asset so that it will be available for use or sale;

■its intention to complete the intangible asset and use or sell it;

■its ability to use or sell the intangible asset;

■how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

■the availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset; and

■its ability to measure reliably the expenditure attributable to the intangible asset during its development.

•  As not all of these conditions were satisfied, development costs have not been capitalized as an intangible asset.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates that have been enacted or substantially enacted by the balance sheet date expected to apply to taxable income in the years, in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A deferred tax asset is recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

Stock-Based Compensation

The Company has established a share option scheme under which employees and executive directors may be granted stock options to acquire shares of the company. The fair value of options granted is recognized as a compensation expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the service period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Expectations of early exercise are accounted for within the average life of the options. The Company applies IFRS 2 to all options granted after November 7, 2002 that had not yet vested as of January 1, 2005.

Earnings (Loss) per Share

Earnings (loss) per share has been computed using the weighted average number of outstanding ordinary shares for each year. Because the Company reported a net loss in each of the two periods presented, only basic per share amounts have been presented for those periods. Had the Company reported net income in 2005 and 2004, the weighted average number of shares outstanding would have potentially been as follows:

(in thousands)	2005	2004
Basic number of shares	44,173	44,025
Effect of dilutive options outstanding	1,010	1,049
Dilutive number of shares	45,183	45,074

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and judgments include the recoverability of the long-lived assets, the realizability of deferred income tax assets and inventories, and the measurement of stock-based employee compensation awards. Actual results may differ from those estimates.

In the fourth quarter of 2004, the company determined that the useful life of its test equipment is eight years. Previously the useful life had been determined to be five years. Management determined that the estimated useful life of the equipment after investing in certain upgrades which enable the systems to test new and more complex power management integrated circuits and postponing replacement investments exceeded the initial estimate of five years and therefore extended the useful life of the systems. The effect of this change in accounting estimates resulted in a lower depreciation of €1,349 and in a lower net loss of €842 or €0.02 per share during the year ended December 31, 2004.

Recently Issued Accounting Standards

In August 2005, the IASB issued a complementary amendment to IAS 1 “Presentation of Financial Statements - Capital Disclosures”. The amendment to IAS 1 adds requirements for all entities to disclose the entity’s objectives, policies and processes for managing capital and is effective for annual periods beginning on or after January 1, 2007. Earlier application is encouraged. As a result of the first time adoption of this amendment to IAS 1 the Company expects additional disclosure requirements within the notes to its consolidated financial statements.

In August 2005, the IASB issued IFRS 7 “Financial Instruments: Disclosures”. IFRS 7 introduces new requirements to improve the information on financial instruments that is given in entities’ financial statements and changes or amends certain disclosure requirements. It replaces IAS 30 “Disclosures in the Financial Statements of Banks and Similar Financial Institutions” and some of the requirements in IAS 32 “Financial Instruments: Disclosure and Presentation”. IFRS 7 is effective for annual periods beginning on or after January 1, 2007. Earlier application is encouraged. As a result of the first time adoption of IFRS 7 the Company expects additional disclosure requirements within the notes to its consolidated financial statements.

3.Restatement of Consolidated Financial Statements

In April 2006, Dialog decided to focus on more value-added, differentiated display driver chips and not to compete further within the lower margin commodity end of the display driver chip market. Following this decision, management and the audit committee of the board of directors of Dialog learned about certain facts and circumstances that existed at year end and determined that inventories of €3,142, trade accounts receivable of € 443 and tooling included in property, plant and equipment of €448 were impaired as of December 31, 2005. As a consequence of these write downs and impairment charges and the impact of the facts and circumstances surrounding those charges on expected future taxable income, Dialog increased the valuation allowance of deferred tax assets recorded in the balance sheet amounting to €15,282. The Company then identified additional facts that existed at the balance sheet date related to the settlement arrangements with senior executives and adjusted accrued expenses by €650. The following table reconciles the consolidated financial statements after giving effect to the restatements to the previously issued consolidated financial statements:

a) Consolidated Balance Sheet at December 31, 2005

(in thousands of €)	As previously issued	Restatement	As restated
Trade accounts receivable, net	28,807	(443)	28,364
Inventories	20,297	(3,142)	17,155
Property, plant and equipment, net	16,158	(448)	15,710
Deferred taxes	15,282	(15,282)	-
Accrued expenses	2,922	(650)	3,572
Accumulated deficit	(68,656)	(19,965)	(88,621)
Net Shareholders’ equity	105,863	(19,965)	85,898

b) Consolidated Income Statement for the year 2005

(in thousands of €)	As previously issued	Restatement	As restated
Revenues	129,406	-	129,406
Cost of sales	(88,496)	(4,033)	(92,529)
Gross profit	40,910	(4,033)	36,877
General and administrative expenses	(5,699)	(650)	(6,349)
Operating profit	7,382	(4,683)	2,699
Income tax expense	(14)	(15,282)	(15,296)
Net income from continuing operations	9,137	(19,965)	(10,828)
Loss from discontinued operations	(12,517)	-	(12,517)
Net loss	(3,380)	(19,965)	(23,345)

4.Discontinued Operations

On February 14, 2006 the Company concluded a disposition of its Imaging Division, Dialog Imaging Systems (“DIS”). The business of this division includes the development, design, manufacture, assembly, marketing and delivering of image sensor semiconductors and camera modules. Dialog transferred the assets of its Imaging Division to a newly created entity which will issue additional equity interests in exchange for consideration from investors. A total of €22.25 million will be invested in DIS by private equity investors, the management team and Dialog of which Dialog will invest €2 million due in two tranches of €1.2 million and €0.8 million.

As of December 31, 2005 Dialog recorded a write-down of the carrying value of assets to be contributed to DIS in 2006 of €3.9 million. The write-down was required because the consideration received in exchange for the assets contributed is a preferential right to receive proceeds following a future sale of DIS. However, such a contingent gain will only be recorded when realized. The Company expects further losses from discontinued operations in 2006 of €1.8 million comprised of operating losses incurred before control was legally transferred on February 14, 2006 inclusive of transaction and legal costs.

Losses from the Imaging Division in 2005 and 2004 are comprised of:

(in thousands of €, except per share data)	2005	2004
Revenues	1,449	258
Cost of sales	(1,661)	(652)
Gross margin	(212)	(394)

Selling and marketing expenses	(593)	(9)
General and administrative expenses	(315)	(11)
Research and development expenses	(7,480)	(8,448)
Write-down of assets to net realizable value
Intangible assets	(2,019)	-
Property, plant and equipment, net	(1,898)	-
Operating loss	(12,517)	(8,862)
Income tax expense	-	-

Net loss from discontinued operations	(12,517)	(8,862)

Loss per share
Basic and diluted	(0.28)	(0.20)

The discontinued operation affected the Company’s cash flow statements as follows:

(in thousands of €)	2005	2004
Cash used for operating activities	(7,383)	(7,266)
Cash used for investing activities	(935)	(805)
Cash flows from financing activities	11	1
Cash used for operating, investing and financing activities	(8,307)	(8,070)

5.Other Disclosures to the Statements of Operation

Result before income taxes is stated after charging:

(in thousands of €)	2005	2004
Depreciation of property, plant and equipment	(7,619)	(11,501)
Amortization of intangible assets	(2,807)	(1,383)
Personnel costs	(23,439)	(21,622)
Included in cost of sales:
Amount of inventory recognized as expense	(79,591)	(67,437)
Write-downs of inventories recognized as an expense	(6,576)	(740)

6.Income Taxes

Loss before income taxes consists of the following:

(in thousands of €)	2005	2004
Germany	(9,660)	(3,537)
Foreign	1,611	(2,621)
	(8,049)	(6,158)

Benefit (provision) for income taxes are as follows:

(in thousands of €)	2005	2004
Current taxes:
Germany	-	-
Foreign	(43)	(38)

Deferred taxes:
Germany	(15,004)	-
Foreign	(249)	(26)
Income tax expense	(15,296)	(64)

Although Dialog is a UK company, its principal operations are located in Germany and all of its operating subsidiaries are owned by its German subsidiary. Accordingly, the follow-ing information is based on German corporate tax law. The Company’s statutory tax rate for its German subsidiary is 25%. Including the impact of the solidarity surcharge of 5.5%, the federal corporate tax rate amounts to 26.375%. A reconciliation of income taxes determined using the German corporate tax rate of 26.375% plus the after federal tax benefit rate for trade taxes of 11.225%, for a combined statutory rate of 37.6%, is as follows:

(in thousands of €)	2005	2004
Expected benefit for income taxes	3,026	2,315
Foreign tax rate differential	190	(186)
Non-deductible portion of stock-based compensation	(276)	(253)
Unrecognized deferred tax assets	(18,390)	(1,947)
Tax deduction related to the valuation of available for sale securities	81	-
Adjustments recognized for current tax of prior periods	(10)	3
Other	83	4
Actual expense for income taxes	(15,296)	(64)

Deferred income tax assets and liabilities are summarized as follows:

(in thousands of €)	Dec 31, 2005	Dec 31, 2004
Property, plant and equipment	493	374
Net operating loss and tax credit carryforwards	28,322	25,158
Liabilities	5,323	5,654
Other	103	12
Deferred tax assets	34,241	31,198
Property, plant and equipment	(706)	(1,020)
Other	(2)	(7)
Deferred tax liabilities	(708)	(1,027)
Net deferred tax assets	33,533	30,171
Recognized net deferred tax assets	-	15,245
Unrecognized deferred tax assets	33,533	14,926
Net deferred tax assets	33,533	30,171

Tax loss carryforwards and unrecognized deferred tax assets are summarized as follows:

	December 31, 2005			December 31, 2004
	Tax loss carryforwards			Tax loss carryforwards
	Total	for which no deferred tax asset was recognized	unrecognized deferred tax asset	Total	for which no deferred tax asset was recognized	unrecognized deferred tax asset
Germany	65,909	65,909	30,729	63,124	28,648	12,272
UK	4,520	4,520	1,785	6,384	6,286	2,026
US
Federal	1,811	1,811	807	1,571	1,571	497
State	1,662	1,662	212	1,442	1,442	131
Total			33,533			14,926

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods, in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, benefits that could be realized from available tax planning strategies and other positive and negative factors in making this assessment. Considering the weight given to cumulative losses incurred in Germany over the five-year period ended December 31, 2005, as well as the inherent uncertainties in projecting future taxable income, pursuant to IAS 12, management concluded that tax losses may not ultimately be realized. Consequently, the Company recognized an additional valuation allowance of €18,390 as of December 31, 2005.

The tax loss carryforwards in the US will expire between 2006 and 2019; other tax loss carryforwards have no expiration date.

7.Financial Instruments

a) Fair value of financial instruments

The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. The aggregate costs, fair values, carrying amounts and unrealized losses of the Group’s financial instruments are as follows:

	At December 31, 2005			At December 31, 2004
(in thousands of €)	Cost	Fair value (carrying amount)	Unrealized gain (loss)	Cost	Fair value (carrying amount)	Unrealized gain (loss)
Cash and cash equivalents	16,920	16,920	-	13,977	13,977	-
Marketable securities (debt based funds)	15,201	14,890	(311)	17,581	17,542	(39)
Liquid assets	32,121	31,810	(311)	31,558	31,519	(39)

b) Marketable Securities

The Company has invested in “investment grade” rated debt securities and exchange traded funds, which invest in debt securities. All marketable securities are classified as available for sale.

c) Contracted maturities of financial instruments

All financial instruments are contracted to mature within one year or less and/or incorporate a floating interest rate that is reset as market rates change.

8.Trade Accounts Receivable, net

The recorded trade accounts receivable for which an impairment has been recognized was €15 and €34 at December 31, 2005 and 2004, respectively. The related allowance for doubtful accounts was €8 and €17 at December 31, 2005 and 2004, respectively.

The allowance for doubtful accounts developed as follows:

(in thousands of €)	2005	2004
Allowance for doubtful accounts at beginning of year	17	197
Additions charged to bad debt expense	133	16
Write-offs charged against the allowance	(131)	(186)
Reductions charged to bad debt expense	(11)	(10)
Allowance for doubtful accounts at end of year	8	17

9.Inventories

Inventories are comprised of the following:

(in thousands of €)	At December 31, 2005	At December 31, 2004
Raw materials	5,797	9,893
Work-in-process	7,193	13,906
Finished goods	4,165	5,995
	17,155	29,794

10.Prepaid Expenses

In 2000, the Company paid $2.5 million as an advance payment to one of its suppliers. Those advance payments are classified in the balance sheet line items "Prepaid expenses". The outstanding balance is refunded in proportion to the Company’s purchases of wafers from this supplier and, at this time, the Company expects to have the entire advance payments refunded. The amount of advance payments classified in prepaid expenses on the consolidated balance sheet as current assets represents that amount of advance payments expected to be refunded in the next twelve months.

11.Property, Plant and Equipment, net

A summary of activity for property, plant and equipment for the years ended December 31, 2005 and 2004 is as follows:

(in thousands of €)	Test equipment	Leasehold improvements	Office and other equipment	Advance payments	Total
Cost
Balance at January 1, 2004	53,050	903	14,303	267	68,523
Effect of movements in foreign currency	(2)	(19)	(112)	-	(133)
Acquisitions	8,028	158	2,412	1,723	12,321
Reclassifications	300	-	(33)	(267)	-
Disposals	(863)	(145)	(860)	-	(1,868)
Balance at December 31, 2004 / January 1, 2005	60,513	897	15,710	1,723	78,843
Effect of movements in foreign currency	5	37	203	-	245
Acquisitions	1,558	11	1,703	764	4,036
Reclassifications	853	-	-	(904)	(51)
Disposals	(179)	-	(228)	-	(407)
Balance at December 31, 2005	62,750	945	17,388	1,583	82,666

Depreciation and impairment losses
Balance at January 1, 2004	(36,956)	(550)	(10,427)	-	(47,933)
Effect of movements in foreign currency	2	13	93	-	108
Depreciation charge for the year	(9,076)	(121)	(2,304)	-	(11,501)
Reclassifications	(6)	-	6	-	-
Disposals	809	62	850	-	1,721
Balance at December 31, 2004 / January 1, 2005	(45,227)	(596)	(11,782)	-	(57,605)
Effect of movements in foreign currency	(5)	(23)	(171)	-	(199)
Depreciation charge for the year	(5,035)	(53)	(2,531)	-	(7,619)
Write-down of imaging assets 1)	(1,016)	(11)	(871)	-	(1,898)
Disposals	138	-	227	-	365
Balance at December 31, 2005	(51,145)	(683)	(15,128)	-	(66,956)

Net book value
At January 1, 2004	16,094	353	3,876	267	20,590
At December 31, 2004 / January 1, 2005	15,286	301	3,928	1,723	21,238
At December 31, 2005	11,605	262	2,260	1,583	15,710

1) Write-down of imaging assets: for further information see note 4 – Discontinued Operations

12.Intangible Assets

A summary of activity for intangible assets for the years ended December 31, 2005 and 2004 is as follows:

(in thousands of €)	Purchased software, licenses and other	Purchased patents	Total
Cost
Balance at January 1, 2004	8,870	3,008	11,878
Effect of movements in foreign currency	(26)	-	(26)
Acquisitions	348	-	348
Disposals	(199)	-	(199)
Balance at December 31, 2004 / January 1, 2005	8,993	3,008	12,001
Effect of movements in foreign currency	61	-	61
Acquisitions	8,803	-	8,803
Reclassifications	51	-	51
Disposals	(610)	-	(610)
Balance at December 31, 2005	17,298	3,008	20,306

Amortization and impairment losses
Balance at January 1, 2004	(7,191)	(506)	(7,697)
Effect of movements in foreign currency	24	-	24
Amortization charge for the year	(1,046)	(337)	(1,383)
Disposals	199	-	199
Balance at December 31, 2004 / January 1, 2005	(8,014)	(843)	(8,857)
Effect of movements in foreign currency	(58)	-	(58)
Amortization charge for the year	(2,487)	(320)	(2,807)
Write down of imaging assets 1)	(174)	(1,845)	(2,019)
Disposals	610	-	610
Balance at December 31, 2005	(10,123)	(3,008)	(13,131)

Net book value
At January 1, 2004	1,679	2,502	4,181
At December 31, 2004 / January 1, 2005	979	2,165	3,144
At December 31, 2005	7,175	-	7,175

1) Write-down of imaging assets: for further information see note 4 – Discontinued Operations

During the years ended December 31, 2005 and 2004, the Company acquired software and licenses for a total purchase price of €8,803 and €348 respectively. The 2005 acquisitions primarily relate to three year licensing contracts for the use of electronic design automated tools. In connection with these contracts, the Company made payments of €4,450 and recorded the net present value of the unpaid portion of €3,275 (due in quarterly instalments) as a liability.

The expected weighted average useful life of the acquired intangible assets is 3 years. The aggregate amortization expense for the years ended December 31, 2005 and 2004 was €2,807 and €1,383 respectively. Amortization expense of the gross carrying amount of intangible assets at December 31, 2005 is estimated to be €2,983 in 2006, €2,894 in 2007, €992 in 2008, €120 in 2009 and €46 in 2010.

13.Accrued Expenses

Provisions for obligations for personnel and social expenses comprise mainly vacation entitlements, settlement obligations for senior executives and flexible workingtime credits. The Company issues various types of contractual product warranties under which it guarantees the performance of products delivered for a certain period or term. The provision is estimated based on historical warranty data. Other obligations primarily include other of uncertain amounts. We expect that all provisions will mature within the next twelve months. The changes in the provision are summarized as follows:

	Balance at January 1, 2005	Currency change	Additions	Used	Released	At December 31, 2005
Obligations for personnel and social expenses	865	6	795	(94)	-	1,572
Obligations for product warranties	155	-	194	(155)	-	194
Outstanding invoices and other obligations	1,184	9	1,440	(735)	(92)	1,806
Total	2,204	15	2,429	(984)	(92)	3,572

14.Shareholders' Equity and Comprehensive Income

Ordinary shares

At December 31, 2004 and 2005, Dialog had authorized 104,311,860 ordinary shares with a par value of £0.10 per share, of which 46,068,930 shares were issued and outstanding. All of the Company’s stock is issued in the form of bearer shares, all shares are fully paid.

On September 24, 2004, the Company completed an offering of 2,000,000 previously unissued ordinary shares at £0.10 per share to its employee share option trust (“Trust”), to make such shares available for the exercise of stock option rights that had previously been granted to employees. At December 31, 2005 the Trust continued to hold 1,691,155 shares. These shares are legally issued and outstanding, but are not considered issued and outstanding for accounting purposes and accordingly have been reported in the caption “employee stock purchase plan shares” as a reduction of shareholders' equity.

Additional paid in capital

The account comprises additional paid-in capital in connection with the issue of shares. The reduction of €22 in 2004 relates to costs incurred from the offering of 2,000,000 shares to the employee benefit trust.

Accumulated deficit

The accumulated deficit comprises losses and non-distributed earnings of consolidated group companies. Due to the accumulated deficit, the Company cannot pay a dividend and does not currently plan to pay dividends in the foreseeable future.

Accumulated other comprehensive income

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended December 31, 2005 and 2004 are as follows:

	2005			2004
(in thousands of €)	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized (losses) gains on available for sale securities	(271)	-	(271)	59	(18)	41
Currency translation adjustment	137	2	139	12	(18)	(6)
Other comprehensive income (loss)	(134)	2	(132)	71	(36)	35

In 2005, realized losses of €11 (net of €5 tax benefits) on the sale of available for sale securities were reclassified into net loss.

15.Pension Scheme

The group operates defined contribution pension schemes. The pension cost charge for the year represents contributions payable by the group to the funds and amounted to €653 (2004: €484). At December 31, 2005, contributions amounting to €8 (2004: €59) were payable to the funds and are included in creditors.

16.Stock-based Compensation

a) Stock option plan

On August 7, 1998, the Company adopted a stock option plan ("Plan") under which employees and directors may be granted from time to time, at the discretion of the Board, stock options to acquire up to 3,840,990 shares of the Company's authorized but unissued ordinary shares. On May 16, 2002 the shareholders of the Company approved a resolution increasing the maximum amount of stock options which may be granted by the Company at any time to 15% of the Company's issued share capital on a diluted basis. At December 31, 2005, 8,129,811 shares could be issued.

Stock options granted to employees are granted with an exercise price not less than the quoted price at the date of grant. Those stock options have terms of ten years and vest over periods of one to five years from the date of grant.

Upon the commencement of his services as Chief Executive Officer of Dialog on a full-time basis on September 12, 2005, Dr. Jalal Bagherli received a stock option grant of 300,000 restricted shares of Dialog Semiconductor Plc. This option is exercisable in two tranches of 150,000 shares, the first after 91 days and the second after 181 days from his date of joining. These restricted shares will vest in 24 equal monthly tranches beginning September 2005. In addition the Company granted an option over 300,000 shares with exercise prices ranging from €2.00 to €8.00, vesting to occur on September 30, 2006, 2007, 2008 and 2009, in equal tranches of 15,000 options for each exercise price.

A further 100,000 options with an exercise price of £0.10 and a grant of options with a value of €150 payable in cash or shares have been granted in February 2006 and are subject to the achievement of performance and market targets to vest in eight equal semiannual tranches between March 31, 2006 and September 30, 2009.

The fair value of all grants in the two-year period ended December 31, 2005 is estimated using the Black-Scholes option pricing model. Expectations of early exercise are considered in the determination of the expected life of the options. The Company does not have adequate historical development of the share price, especially due to material unusual effects in the stock market in recent years. Furthermore, an implicit volatility cannot be determined as none of the Company's options are actively traded. The Company has, therefore, based its calculation of expected volatility on the historical development of other Companies in its business segment.

The following assumptions were used for stock option grants for the years ended December 31, 2005 and 2004.

	2005	2004
Expected dividend yield	0%	0%
Expected volatility	18% - 52%	18% - 52%
Risk free interest rate	2.3% - 3.3%	3.4%
Expected life (in years)	1.0 to 7.0	3.0 to 7.0
Weighted average share price	2.31	3.70
Weighted average exercise price	2.30	3.70
Weighted-average fair value of options granted (in €)	1.31	1.60

Stock option plan activity for the years ended December 31, 2005 and 2004 was as follows:

	2005		2004
(prices in €)	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of year	3,299,406	2.34	3,412,270	2.32
Granted	952,000	2.30	108,960	3.70
Exercised	(305,338)	0.27	(64,648)	0.44
Forfeited	(96,060)	3.13	(157,176)	3.48
Outstanding at end of year	3,850,008	2.45	3,299,406	2.34
Options exercisable at year end	2,250,648	2.03	1,827,076	1.53

The weighted average share price at the date of exercise of options was €2.45 and €3.23 in the years ended December 31, 2005 and 2004 respectively.

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options outstanding			Options exercisable
Range of Exercise Prices	Number outstanding at December 31, 2005	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable at December 31, 2005	Weighted average exercise price
€0.00 - 2.98	1,773,028	5.7	€0.94	1,131,512	€0.60
€3.00 - 8.00	2,076,980	8.2	€3.75	1,119,136	€3.47
€0.00 - 8.00	3,850,008	7.0	€2.45	2,250,648	€2.03

b) ESOP Trust
The Company established an employee share option trust (the “Trust”). The Trust purchases shares in the Company for the benefit of employees under the Company’s share option scheme. At December 31, 2005 the Trust held 1,691,155 shares.

17.Commitments

The Company leases all of its office facilities, office and test equipment and vehicles under operating leases. In addition the Company has contracted consulting services related to CAD (computer aided designs) until June 30, 2009. Total rentals under these agreements, charged as an expense in the statement of operations, amounted to €2,906 and €7,780 for the years ended December 31, 2005 and 2004 respectively.

Future minimum lease payments under rental and lease agreements, which have initial or remaining terms in excess of one year at December 31, 2005, are as follows:

(in thousands of €)	Operating leases
2006	3,817
2007	2,573
2008	1,980
2009	1,068
2010	197
Thereafter	154
Total	9,789

At December 31, 2005, the Company had unused short-term credit lines of €12,500. There were no amounts outstanding under these credit lines at December 31, 2005.

The company has contractual commitments for the acquisition of property, plant and equipment in 2006 of €1,176 and for the acquisition of intangible assets of €88.

18.Segment Reporting

Segment information is presented according to Dialog’s business and geographical segments. The primary format, business segments, is based on the Company’s principal sales markets.

a) Business Segments

	2005						2004
(in thousands of €)	Wireless	Automotive / Industrial	Corporate	Total continued operations	Imaging (discon-tinued operations)	Total	Wireless	Automotive / Industrial	Corporate	Total continued operations	Imaging (discon-tinued operations)	Total
Revenues 1)	103,359	26,047	-	129,406	1,449	130,855	90,359	25,427	-	115,786	258	116,044
Operating profit (loss)	4,514	1,048	(2,863)	2,699	(12,517)	(9,818)	5,228	(1,177)	(1,756)	2,295	(8,862)	(6,567)
Depreciation / amortization	6,882	2,243	-	9,125	1,301	10,426	7,001	4,310	-	11,311	1,573	12,884
Investments	8,444	3,460	-	11,904	935	12,839	10,108	1,756	-	11,864	805	12,669

	Dec 31, 2005						Dec 31, 2004
Total assets	57,276	13,787	31,810	102,873	265	103,138	63,438	12,688	46,764	122,890	4,254	127,144
Liabilities	12,817	3,264	990	17,071	169	17,240	14,044	4,656	217	18,917	-	18,917

[1] All revenues are from sales to external customers.

Corporate expenses include the holding company and other expenses not specifically attributable to the business segments. Corporate assets include certain financial assets such as cash and cash equivalents, marketable securities and deferred taxes. Corporate liabilities include liabilities of the holding company and other liabilities not specifically attributable to business segments.

Segment assets and segment liabilities comprise all assets and liabilities employed by the relevant business segment to generate the operating segment profit or loss.

Investments comprise additions to property, plant and equipment and intangible assets.

In 2005 and 2004 the Company had no inter-segment sales, income, expenses, receivables, payables or provisions.

All revenues and expenses relating to discontinued operations (see note 4) are shown within the imaging segment.

b) Geographical Segments

(in thousands of €)	2005	2004
Revenues
Germany	25,446	47,719
Other European countries	19,762	16,868
China	21,558	19,738
Japan	18,886	4,839
Other Asian countries	33,533	17,512
Other countries	11,670	9,368
Total Revenues	130,855	116,044

Investments
Germany	12,755	12,490
Japan	25	40
United Kingdom	46	84
USA	13	55
Total Investments	12,839	12,669

(in thousands of €)	Dec 31, 2005	Dec 31, 2004
Assets
Germany	101,042	125,183
Japan	553	547
United Kingdom	700	874
USA	843	540
Total Assets	103,138	127,144

Revenues are allocated to countries based on the location of the shipment destination. Segment investments and assets are allocated based on the geographical location of the asset.

19.Transactions with Related Parties

Timothy Anderson, a member of the Company’s Board of Directors, is also a partner in the law firm Reynolds Porter Chamberlain, which frequently acts as the Company’s legal adviser. Fees paid by Dialog Semiconductor Plc to Reynolds Porter Chamberlain for legal services rendered were €257 and €172 in 2005 and 2004, respectively. Fees paid by Dialog’s subsidiaries to Reynolds Porter Chamberlain were €30 and €40 in 2005 and 2004, respectively.

The compensation of the members of the board of directors is as follows:

		Compensation (in €)		Directors holdings
Name	Position	Base salary	Bonus / long-term incentives	Shares	Options
Tim Anderson	Non-executive Director	7,312	-	75,166	-
Dr. Jalal Bagherli	Executive Director and CEO since September 12, 2005	71,791	74,130	150,000	450,000
Michael Glover	Non-executive Director	57,400	-	195,000	-
Aidan Hughes	Non-executive Director and Chairman of the Audit Committee	71,658	-	-	-
John McMonigall	Non-executive Director	30,711	-	-	-
Roland Pudelko	Executive Director, CEO and President until September 12, 2005, non-executive Director until February 14, 2006	279,105	42,995	320,405	517,450
Gregorio Reyes	Non-executive Director	43,872	-	35,000	-
Michael Risman	Non-executive Director	36,560	-	1,172	-
Jan Tufvesson	Non-executive Chairman	78,970	-	175,062	-
		677,379	117,125	951,805	967,450

20.Explanation of transition to IFRS

As stated in note 2, these are the Company’s first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 2 have been applied in preparing the financial statements for the year ended December 31, 2005, the comparative information presented in these financial statements for year ended December 31, 2004 and in the preparation of an opening IFRS balance sheet at January 1, 2004 (the Company’s date of transition).

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (UK GAAP). An explanation of how the transition from UK GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of net shareholders’ equity at December 31, 2004 and January 1, 2004

		December 31, 2004			January 1, 2004
(in thousands of €)	Notes	UK GAAP	Effect of transition to IFRS	IFRS	UK GAAP	Effect of transition to IFRS	IFRS
ASSETS
Cash and cash equivalents		13,977	-	13,977	8,109	-	8,109
Marketable securities		17,542	-	17,542	44,900	-	44,900
Trade accounts receivable, net		24,036	-	24,036	14,338	-	14,338
Inventories		29,794	-	29,794	13,242	-	13,242
Deferred taxes	20a	16,125	(16,125)	-	16,152	(16,152)	-
Prepaid expenses	20b	1,693	(1,077)	616	3,058	(927)	2,131
Other current assets		281	-	281	993	-	993
Total current assets		103,448	(17,202)	86,246	100,792	(17,079)	83,713

Property, plant and equipment, net		21,238	-	21,238	20,590	-	20,590
Intangible assets		3,144	-	3,144	4,181	-	4,181
Deposits		194	-	194	183	-	183
Deferred taxes	20a	-	15,245	15,245	-	15,272	15,272
Prepaid expenses	20b	-	1,077	1,077	-	927	927
TOTAL ASSETS		128,024	(880)	127,144	125,746	(880)	124,866

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		15,429	-	15,429	7,157	-	7,157
Accrued expenses	20a	3,084	(880)	2,204	3,165	(880)	2,285
Income taxes payable		9	-	9	18	-	18
Other current liabilities		1,275	-	1,275	1,674	-	1,674
Total current liabilities		19,797	(880)	18,917	12,014	(880)	11,134

Ordinary Shares		7,028	-	7,028	6,737	-	6,737
Additional paid-in capital	20c	168,505	277	168,782	168,527	268	168,795
Accumulated deficit	20c, 20d, 20e	(67,009)	681	(66,328)	(61,506)	725	(60,781)
Accumulated other comprehensive loss	20d, 20e	-	(958)	(958)	-	(993)	(993)
Employee stock purchase plan shares		(297)	-	(297)	(26)	-	(26)
Net Shareholders’ equity		108,227	-	108,227	113,732	-	113,732

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		128,024	(880)	127,144	125,746	(880)	124,866

Reconciliation of net loss for the year ended December 31, 2004

	2004
(in thousands of €, except per share data)	Notes	UK GAAP	Effect of transition to IFRS	Reclassification of discontinued operations	IFRS
Revenues		116,044	-	(258)	115,786
Cost of sales	20f	(79,783)	(162)	652	(79,293)
Gross profit		36,261	(162)	394	36,493

Selling and marketing expenses	20f	(6,237)	(44)	9	(6,272)
General and administrative expenses	20f	(5,462)	(106)	11	(5,557)
Research and development expenses	20f	(29,071)	(1,746)	8,448	(22,369)
Amortization of intangible assets	20g	(1,383)	1,383	-	-
Exchange rate losses, net	20h	(719)	719	-	-
Other operating income	20i	54	(54)	-	-
Operating profit (loss)		(6,557)	(10)	8,862	2,295

Interest income		1,086	-	-	1,086
Interest expenses		(5)	-	-	(5)
Foreign currency exchange gains and losses, net	20h	(7)	(719)	-	(726)
Other income	20i	-	54	-	54
Income from revaluation of marketable securities	20e	59	(59)	-	-
Result before income taxes		(5,424)	(734)	8,862	2,704

Income tax expense	20e	(81)	17	-	(64)
Net income from continuing operations		(5,505)	(717)	8,862	2,640

Loss from discontinued operations				(8,862)	(8,862)

Net loss		(5,505)	(717)	-	(6,222)

Loss per share
Basic and diluted		(0.13)	(0.01)		(0.14)

20a Deferred taxes

In accordance with IAS 12.74, deferred tax assets and deferred tax liabilities are offset if the Company has a legally enforceable right to set off current tax assets against current tax liabilities. In addition, deferred tax assets and deferred tax liabilities must relate to income taxes levied by the same taxation authority for either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered. This was the case for the Company’s deferred tax assets and its deferred tax liabilities. Therefore the Company offset the deferred tax assets and liabilities. Furthermore, in accordance with IAS 1.70 deferred tax liabilities and assets should always be classified as non-current. Therefore, in the IFRS balance sheet the net amount of all deferred tax assets and liabilities is shown under non-current assets. Under UK GAAP, the Company showed the net amount of its deferred tax assets under current assets.

20b Prepaid expenses

In accordance with IAS 1.57 an asset shall be classified as current when it is expected to be realized within twelve months after the balance sheet date. Included in the Company’s prepayments are advance payments which are expected to be refunded to the Company after the next twelve months. This amount of the prepaid expenses is therefore shown under non-current assets in the Company’s IFRS balance sheet. Under UK GAAP, the Company showed the total amount of prepaid expenses under current assets.

20c Consideration received on the sale of stock purchase plan shares

In accordance with IAS 32.33 the Company recognizes the consideration received on the sale of shares directly in equity. In the IFRS balance sheet the Company presents the gain on the sale of those shares as additional share premium. In the Company’s UK GAAP balance sheet, the Company presented this gain within the accumulated deficit.

20d Currency translation adjustment

In accordance with IAS 21.39(c) and IAS 21.44 exchange differences resulting from the translation of the financial statements of foreign entities for incorporation in the Company’s financial statements shall be recognized as a separate component of equity. In the Company’s UK GAAP balance sheet this equity component was presented within the Company’s accumulated deficit.

20e Gains or losses on available-for-sale financial assets

In accordance with IAS 39.55 (b) a gain or loss arising from a change in the fair value of an available-for-sale financial asset is recognized directly in equity through the statement of changes in equity until the financial asset is derecognized. The Company considers it best practice to show this equity component in a separate line item within the equity section of its IFRS balance sheet. In the Company’s UK GAAP financial statements such a gain or loss is shown as an income or an expense in the Profit and Loss account in the line “Expense from revaluation of marketable securities” with the relating tax effect in the line “income tax benefit”. Accordingly in the Company’s UK GAAP Balance sheet the net effect of such a gain or loss from the revaluation of marketable securities is presented within the Company’s accumulated deficit.

20f Equity settled share based payment transactions

In accordance with IFRS 2.8 goods or services received or acquired in a share based payment transaction which do not qualify for recognition as assets, are recognized as expenses. The Company has a stock-based employee compensation plan which allows Group employees to acquire shares of the Company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity (IFRS 2.7). The Company considers it best practice to increase retained earnings for the corresponding goods and services received. In the Company’s IFRS Profit and Loss account, the employee expense is allocated to the corresponding operating expenses. Under UK GAAP, no expense and no increase in equity was recorded for equity settled share based payment transactions.

20g Amortization of intangible assets
Amortization of intangible assets has been allocated to the functional costs.

20h Foreign currency exchange gains and losses

For UK GAAP, the Company allocated its foreign currency exchange gains and losses into operating and non-operating expenses. In the IFRS profit and loss account all foreign currency exchange gains and losses are classified as non-operating expenses.

20i Other income

The Company recovered a part of an investment which was previously was written off (for further information see note 7 to the Company’s December 31, 2004 consolidated financial UK GAAP statements). For UK GAAP, the Company showed this benefit within the operating result. In the IFRS Profit and Loss account this benefit is shown as non-operating income.

Corporate Governance

Report of the Board of Directors

In 2005 the Company has improved its operating profitability and grown its revenue. In early 2005 the Board decided to spin out the loss-making Imaging business, which, as it developed over time, did not fit with the Company's core business. Our then CEO Mr. Roland Pudelko was given the task to make the spin out possible; Dr Jalal Bagherli was hired as our new CEO for the remaining core business of the Company. As reported in February 2006, the refinancing of the Imaging business was successful, effective February 14, 2006. The Company will now concentrate on its key technology expertise, which is power management for mobile applications.

During the year the Board oversaw the functioning of executive management of the Company at the quarterly Board Meetings of February 16, April 13, July 13 and October 12, 2005 and assured itself of the proper conduct of executive management during that year. At such Board Meetings the Board received and analyzed reports from the Chief Executive as to the achievements of the Company as compared to budget and progress made in achieving the commercial goals for the year.

The Compensation Committee, comprising Michael Risman, Michael Glover and Greg Reyes, met in October 2005 to discuss the achievements of the Management during that year and to establish the individual objectives of the Management for 2006. The Audit Committee, comprising Aidan Hughes, Jan Tufvesson and Michael Glover, met on a quarterly basis. These meetings concentrated on a review of the financial information to be reported on for the relevant prior financial period and on the internationally accepted standards for fair and responsible financial reporting and corporate governance. The Nomination Committee, comprising Greg Reyes, Jan Tufvesson and Michael Glover, met regularly throughout the year to consider the issue of new Board appointments .

The Company’s audited financial statements for the year ended December 31, 2004, and the reports from the Directors and Auditors thereon were presented to, and approved by, the shareholders at the Annual General Meeting of the Company, held on May 11, 2005, at which KPMG, the Company’s independent auditor, was reappointed until the following Annual General Meeting of the Company.

The Board extends its thanks and appreciation to the Executive Management and all employees for their hard work and considerable achievements in 2005.

Corporate Governance Principles

High corporate governance standards

Dialog Semiconductor Plc is committed to comply with German and US accepted standards for fair and responsible corporate governance. Accordingly, Dialog Semiconductor (as a foreign company listed on the German stock exchange) has established and published its own Corporate Governance Principles corresponding in substance to the provision of the “German Declaration on Corporate Governance”. Also, in accordance with the US Sarbanes-Oxley Act of 2002, Dialog has adopted a Code of Business Conduct and Ethics and maintains an Audit Committee.

Full details of the Corporate Governance Principles and the Code of Business Conduct and Ethics are published on Dialog Semiconductor’s internet site (www.dialog-semiconductor.com). In summary, the Corporate Governance Principles cover the following key areas:

Shareholders rights and the Annual General Meeting (AGM)

Each share carries one vote and there are no multiple voting rights or preferential voting rights (golden shares). All financial and independent audit reports are presented to the AGM. The AGM is where the directors will obtain authorization to approve and pass resolutions related to company business, such as auditor’s remuneration and issue of new shares. The Company publishes key information relating to the AGM on its web site on the day of the annual meeting.

Board of Directors’ compensation

Directors’ compensation, shareholdings and options are disclosed in note 19 to the consolidated financial statements.

Variable compensation of the Chief Executive Officer is measured based on the revenue and profitability of the Company as well as success in reaching specific strategic goals.

Audit Committee, Compensation Committee and Nomination Commitee

Dialog has established an Audit Committee of the Board of Directors consisting of independent directors: Messrs. Hughes (Chairman of the Audit Committee), Glover and Tufvesson. To maintain independence, members of the Committee are not to receive payment from the Company for consulting, advisor, or other services other than for Board service and are not to be affiliated with the Company. The Compensation Committee determines the salaries and incentive compensation of Dialog’s officers and the officers of the Company’s subsidiaries and provides recommendations for the salaries and incentive compensation of other employees and consultants. Our Compensation Committee consists of Messrs. Risman (Chairman of the Compensation Committee), Glover and Reyes. None of the members of this Committee should serve as an employee of the Company. Our Nomination Committee consists of Messrs. Reyes (Chairman of the Nomination Committee), Tufvesson and Glover and sits with the purpose of seeking to ensure that the Board has directors of the right skills and experience to help guide the Management.

Transparency, including Director’s dealing, insider dealing and loans

Dialog promptly discloses price sensitive information to the stock exchanges and then publishes the information electronically. Significant shareholder interests should be reported to the Company according to the UK Companies Act 1985. Transactions in securities of the Company’s own shares carried out by members of the Board of Directors and their family members will be reported and published without delay pursuant to section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz). With regard to insider dealing Dialog has adopted a Code of Dealing, in which we comply with stringent guidelines to ensure against suspicion of abusing the possession of price sensitive information by prohibiting dealing in any of the company’s financial instruments during defined periods. In addition, the Company will not provide or guarantee any loans to Directors or senior executives.

Business conduct and ethics

The Company shall comply with all governmental laws, rules and regulations that are applicable to the Company's activities and expects that all Directors, officers and employees acting on behalf of the Company will obey the law. Directors, officers and employees should not be involved in any activity which creates or gives the appearance of a conflict of interest between their personal interests and the Company's interests. The Company is committed to promoting the values of honesty, integrity and fairness in the conduct of its business and sustaining a work environment that fosters mutual respect, openness and individual integrity. Directors, officers and employees are expected to deal honestly and fairly with the Company's customers, suppliers, competitors and other third parties.

Auditor’s independence

The aggregate fees billed for each of the last two fiscal years for professional services rendered for the audit of annual financial statements or services by the principal accountant, KPMG, were as follows:

(in thousands of €)	2005	2004
Audit fees	192	174
Tax fees	60	110
	252	284

Tax services rendered in 2005 were pre-approved by the Audit Committee in accordance with § 401(i) of the US Sarbanes – Oxley Act of 2002.

Declaration of conformity with regard to the German Corporate Governance Code

“Dialog Semiconductor Plc has established and published its own corporate governance principles corresponding in substance to the provisions of the German “Declaration on Corporate Governance” as published on November 13, 2002 thereby adopting in substance the recommendations of the Government Commission on the German Corporate Governance Code”.

This declaration is available on the Internet at: www.dialog-semiconductor.com/Investor Relations/Corporate Governance.

London, May 2006

Jan Tufvesson, Chairman

Executive Management

Dr. Jalal Bagherli

Chief Executive Officer (50)

Dr. Jalal Bagherli joined Dialog Semiconductor in September 2005 as CEO. Prior to this, he was Vice President & General Manager for the Mobile Multimedia business unit for Broadcom Corporation and the CEO of Alphamosaic. Dr Bagherli has extensive experience of the semiconductor industry with a wealth of knowledge about the Far Eastern, European and North American markets, gained through his previous professional and executive positions with Texas Instruments and Sony. He is also a non executive director of Lime Microsystems Ltd.

Bill Caparelli

Vice President, Sales (62)

Joined the company in June 2005, adding extensive experience of growing businesses within the semiconductor industry, having held senior sales and general management positions in major US companies

Gary Duncan

Vice-President, Engineering (50)

With the Company since 1987, he is responsible for the design and development of semiconductor products. Prior experience includes various senior engineering and management positions at Plessey and ES2.

Peter Hall

Vice-President, Operations and Quality (54)

Joined in 1987 and is responsible for operations and quality. Previous management and engineering positions were at STC Semiconductors and MEM in Switzerland.

Martin Klöble

Vice-President, Finance and Controlling (47)

With the company since 1999 and previously a partner with KPMG. An MBA graduate, qualified tax consultant and certified public accountant in Germany (Wirtschaftsprüfer) and in the United States (CPA).

Richard Schmitz

Vice-President, Advanced Technology (49)

Joined in 1989 and is responsible for addressing future product development and advanced technology trends as well as other future R&D needs. Previously at Hewlett Packard's instruments division and the Institute for Microelectronics, Stuttgart.

Masayuki Suzuki

Vice-President, Japan (55)

Joined in December 2005 as President and representative director of Dialog Semiconductor KK.  He has more than 30 years experience in the semiconductor industry, gained in various senior level sales, marketing and management positions at Fairchild, LSI Logic and Chartered Semiconductor in Japan.

Organizational ChangesRoland Pudelko, our previous CEO, stepped down as Chief Executive Officer and President on September 12, 2005 following his decision to concentrate on implementing the new strategy for the imaging business of Dialog. He is seeking to develop this business with the participation of external investors. Dr. Jalal Bagherli was appointed as his successor as Chief Executive Officer on September 12, 2005. Erwin Hopf, formerly Vice-President, Operations, left the company on May 31, 2005. Peter Hall, Vice-President, Quality and Technical Support, has resumed responsibility for the Operations department. Martin Klöble, Vice-President, Finance and Controlling, has resumed responsibility for the IT department. Martin Sallenhag, formerly Director of Product Marketing, has taken responsibilities in the imaging business, reporting to Mr. Pudelko.

Bill Caparelli joined the company as Vice President, Sales, in June 2005. Masayuki Suzuki joined in December 2005 as President and representative director of Dialog Semiconductor KK.

In March 2006, the Company introduced a new organizational structure. As a result Engineering will be unified in a single unit led by Gary Duncan, Vice President, Engineering. Richard Schmitz, previously serving as Vice-President, Engineering – Mixed Signal ICs, will address future product development, advanced technology trends and our R&D needs as Vice President of Advanced Technology.

Board of Directors

Jan Olof Ingemar Tufvesson, Chairman (67)

joined the board of our then-holding company in 1990 and has served as Chairman of the Board since March 1998. Between 1972 and 1980 he held senior appointments on the Royal Swedish Air Force Board. In 1980 he joined Ericsson where he had a number of executive roles, the last being a Vice President at LM Ericsson corporate, responsible for all procurement in Ericsson and for developing relations with key suppliers. Mr. Tufvesson graduated from the Royal University of Technology in Stockholm with a masters degree in electronic engineering in 1962. Mr. Tufvesson retired from Ericsson in 1998 and is now based in Stockholm.

Dr. Jalal Bagherli, Chief Executive Officer (50)

joined Dialog Semiconductor in September 2005 as CEO. Prior to this, he was Vice President & General Manager for the Mobile Multimedia business unit for Broadcom Corporation and the CEO of Alphamosaic. Dr Bagherli has extensive experience of the semiconductor industry with a wealth of knowledge about the Far Eastern, European and North American markets, gained through his previous professional and executive positions with Texas Instruments and Sony. He is also a non executive director of Lime Microsystems Ltd.

Timothy Richard Black Anderson (44) – until February 1, 2006 joined the board of our then-holding company in 1990 and has served as a director since February 1998. Mr. Anderson has been a partner with the London law firm Reynolds Porter Chamberlain since 1989, where he specializes in business law for media and technology companies. He holds a law degree from Southampton University and is qualified as a solicitor in England and Wales. Mr. Anderson stepped down on February 1, 2006 as a non-executive director but will remain as secretary to the Company.

Michael John Glover (67)

joined the board of our then-holding company in 1990 and has served as a director since March 1998. Mr. Glover was a senior executive with technology based companies in the United Kingdom, Europe, the Far East and North America prior to becoming involved in private equity fund management in 1985. He has a degree in economics from the University of Birmingham. Mr. Glover is currently Managing Director of Aylestone Strategic Management Limited and serves as a director of other companies.

Aidan Hughes (45)

joined us as a director in October 2004. He qualified as a chartered accountant with Price Waterhouse in the 1980s before taking senior accountant roles at Lex Service Plc and Carlton Communications Plc. He served the Sage Group Plc as Finance Director from 1993 until 2000. Between December 2001 and August 2004 Mr. Hughes was a director of Communisis Plc.

John McMonigall (62)

has served as one of our directors since March 1998. He joined Apax Partners as a director in 1990 and is currently the director responsible for investments in telecommunications, software and related fields. Between 1986 and 1990, Mr. McMonigall held a variety of senior positions at British Telecom, including Managing Director of the customer service division. He was also a member of the management board of British Telecom. He is currently on the board of five other public and private companies, including Crane Telecommunications Ltd, Autonomy Plc and Amphion Ltd.

Roland Pudelko, (52) - until February 14, 2006

joined us in 1989 as Managing Director and served as Executive Director, CEO and President from March 1998 to September 12, 2005. He has over 20 years experience in electronics and microelectronics, primarily in management positions within the Daimler-Benz group. During that time, he was on the board of a joint venture with ACER of Taiwan and in the TEMIC group he was responsible for worldwide design and engineering. Mr. Pudelko has a diploma in communication technologies.

Gregorio Reyes (64)

joined us as a director in December 2003 and has been a private investor and management consultant since 1994 with current board positions at companies including LSI Logic Corp., Appshop, Amphion Semiconductor, Astute Networks, Future Trade Technologies, and Nuera Communications. He has held various executive positions with National Semiconductor (1962-1967), Motorola (1967-1968) and Fairchild Semiconductor (1968-1978). He was also President and CEO of National Micronetics (1981-1984), Chairman and CEO of American Semiconductor Equipment Technologies (1986-1990) and of Sunward Technologies (1990-1994).

Michael Risman (37)

joined us as a director in August 1999, having been closely involved with our Company since March 1998. Until 2005, he was an equity partner at Apax Partners where he held responsibility for their European IT investment activities and served as a member of their International Approval Committee. Before joining Apax in 1995, Mr. Risman worked for Cap Gemini as a consultant and for Jaguar Cars as an R&D engineer. He earned an MBA from Harvard Business School and an MA (Hons) degree in Electrical Engineering and Management from Cambridge University. He is also a director of Frontier Silicon (Holdings) Ltd and has served on the boards of a number of public and private companies.

Peter Weber (60)

joined us on February 1, 2006 bringing to the company 35 years of experience in the semiconductor sector. He has gained his experience of the high-tech industry with a broad range of companies, including Texas Instruments, Intel, Siliconix, the Temic Group and Netro Corporation. During his 35 years in the industry he has held a number of general management and senior marketing roles at these companies, both in Germany and Silicon Valley. Since 1998 he has been an investor and management consultant, serving on the boards of a number of companies in Europe and the US. He holds a MSEE degree in communications engineering.

Glossary

Technical Glossary

Analog A type of signal in an electronic circuit that takes on a continuous range of values rather than only a few discrete values.

ASIC Application Specific Integrated Circuit; an integrated chip custom designed for a specific application.

ASSP Application Specific Standard Product; a semiconductor device integrated circuit (IC) dedicated to a specific application and sold to more than one user.

Audio CODEC The interface between analog signals (such as the human voice) and the digital data processing inside a mobile phone, determining voice quality.

CAD Computer Aided Design, usually refers to a software tool used for designing electronics hardware or software systems.

CDMA (Code Division Multiple Access) An alternative to GSM technology for mobile wireless networks.

Chips Electronic integrated circuits.

CMOS Complimentary Metal Oxide Semiconductor, the most popular class of semiconductor manufacturing technology.

DC-DC A DC-to-DC converter accepts a direct current input voltage and produces a direct current output voltage. The output is typically at a different voltage level than the input, and often the component provides power bus regulation.

Digital A type of signal used to transmit information that has only discrete levels of some parameter (usually voltage).

Fabless A term describing a company that designs and delivers semiconductors by outsourcing the fabrication (manufacturing) process.

Foundry A manufacturing plant where silicon wafers are produced.

IC Integrated Circuit; an electronic device with numerous components on a single chip.

Imaging The capture and processing of images via an image sensor for use by an electronic device to send to a display for viewing by a user.

Liquid Crystal Display (LCD) A display technology found in many portable electronics products, including personal organizers, cellular handsets and notebook computers.

LDO Low Dropout voltage regulators are used in battery operated systems, where the output voltage is typically lower than the input voltage.

LED Light Emitting Diode. A semiconductor device that emits light when charged with electricity, often used for LCD display backlights.

Mixed signal Describes a combination of analog and digital signals being generated, controlled or modified on the same chip.

MLA Multi-Line Addressing is a technology used in color LCDs to enable full color, high quality display of moving images with fast response time, high brightness, lower cost and low power consumption.

MP3 (MPEG-1 Audio Layer-3) A standard technology format for compression of sound sequences into very small files, while preserving the original level of sound quality.

NiMH, L Ion and polymer Various battery technologies.

OEM An Original Equipment Manufacturer is a company that builds products or components that are used in products sold by another company.

PDA Personal digital assistants are handheld devices that were originally designed as personal organizers, but became much more versatile over the years. A basic PDA usually includes date book, address book, task list, memo pad, clock, and calculator software.

Power management The management of the power requirements of various subsystems, important in hand-held and portable electronics equipment.

PMIC Power Management IC.

Semiconductor A base material halfway between a conductor and an insulator, which can be physically altered by mixing in certain atoms. Semiconductors form the basis for present-day electronics.

Silicon A semi-metallic element used to create a wafer, and the most common semiconductor material - in about 95% of all manufactured chips.

Smart Mirror™ A technology patented by Dialog Semiconductor which simplifies circuit design and provides very low current consumption in power management circuits.

STN Super-Twisted Nematic, refers to the direction of rotation of the liquid crystals in an LCD to enable excellent brightness and a wide angle at which the display can be viewed before losing much contrast.

USB Universal Serial Bus. A universal interface standard to connect different electronics devices

VGA Video Graphics Array. A standard size/resolution of 640 pixels by 480 pixels for digital cameras, images, and displays.

Wafer A slice of silicon from a 4, 5, 6 or 8 inch diameter silicon bar and used as the foundation on which to build semiconductor products.

WCDMA Wideband CDMA, a 3G (third generation) wireless standard, also referred to as UMTS.

Financial Glossary

CAGR Compound Annual Growth Rate is a method of assessing the average growth of a value over time.

Cash Flow The primary purpose of a statement of cash flows is to provide relevant information about the cash receipts and cash payments of an enterprise during a period. It helps to assess the enterprise's ability to generate positive future net cash flows. A statement of cash flows shall explain the change in cash and cash equivalents during the period by classifying cash receipts and payments according to whether they stem from operating, investing, or financing activities.

Cash flow from operating activities Cash flow from operating activities includes all transactions and other events that are not defined as investing or financing activities in paragraphs. Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.

Comprehensive Income The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events of the period other than transactions with owners such as capital increases or dividends. An example of items effecting comprehensive income is foreign currency translation adjustments resulting from the process of translating an entity's financial statements in a foreign currency into the reporting currency.

Corporate Governance Corporate governance is the system by which business corporations are directed and controlled. The corporate governance structure specifies the distribution of rights and responsibilities among different participants in the corporation, such as, the board, managers, shareholders and other stakeholders, and spells out the rules and procedures for making decisions on corporate affairs. By doing this, it also provides the structure through which the company objectives are set, and the means of attaining those objectives and monitoring performance.

Deferred taxes Deferred tax assets or liabilities are temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled, respectively.

Derivative financial instruments A financial instrument that derives its value from the price or expected price of an underlying asset (e.g. a security, currency or bond).

Gross Margin Gross Margin equals the difference between revenues and cost of sales as presented in the statement of operations.

Impairment Impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value (the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset).

IFRS (International Financial Reporting Standards) Accounting standards generally to be used for fiscal years commencing on or after January 1, 2005 by all publicly listed European Union companies in compliance with the European Parliament and Council Regulation adopted in July 2002.

Prime Standard The new segmentation of the equity market of the German Stock Exchange comprises a Prime Standard segment in addition to the General Standard segment that applies the statutory minimum requirements. The Prime Standard segment addresses companies that wish to target international investors. These companies are required to meet high international transparency criteria, over and above those set out by the General Standard.

Restructuring Charges Costs associated with an exit or disposal activity, e.g. termination benefits provided to employees that are involuntarily terminated.

Securities Debt securities are instruments representing a creditor relationship with an enterprise and include government securities, corporate bonds, commercial paper, and all securitized debt instruments. Available-for-sale securities are debt securities not classified as held-to-maturity or trading securities.

Shareholders’ equity Shareholders’ equity reflects the investment of shareholders in a company. Shareholders’ equity is comprised of ordinary shares, additional paid-in capital, retained earnings and accumulated other comprehensive income.

Stock option plans Stock option plans include all agreements by an entity to issue shares of stock or other equity instruments to employees. Stock option plans provide employees the opportunity to receive stock resulting in an additional compensation based on the future share price performance. The purpose of stock option plans is to motivate employees to increase shareholder value on a long-term basis.

Total Assets Total assets include all current and non-current assets. Total assets equal total liabilities and shareholders’ equity.

Working Capital Working capital is represented by the excess of current assets over current liabilities and identifies the relatively liquid portion of total enterprise capital that constitutes a margin or buffer for meeting obligations within the ordinary operating cycle of the business

Part 4 SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date May 18, 2006	By /s/ Jalal Bagherli

Dr. Jalal Bagherli
Executive Director and CEO